Filed by EchoStar Communications Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Companies: Hughes Electronics Corporation,
General Motors Corporation,
and EchoStar Communications Corporation
Commission file No. 333-84472
Date: July 24, 2002

The materials below were distributed on a CD-ROM.

SEC LEGEND
To view the contents of this CD, simply certify that you have read the following.

In connection with the proposed transactions, General Motors Corporation (“GM”), HEC Holdings, Inc. (“Hughes Holdings”) and EchoStar Communications Corporation (“EchoStar”) have filed amended preliminary materials with the Securities and Exchange Commission (“SEC”), including a Registration Statement of Hughes Holdings on Form S-4 that contains a consent solicitation statement/information statement/prospectus. These materials are not yet final and will be further amended. Holders of GM $1-2/3 and GM Class H common stock are urged to read the definitive versions of these materials, as well as any other relevant documents filed or that will be filed with the SEC, as they become available, because these documents contain or will contain important information. The preliminary materials, the definitive versions of these materials and other relevant materials (when they become available), and any other documents filed by GM, Hughes Electronics Corporation (“Hughes”), Hughes Holdings or EchoStar with the SEC may be obtained for free at the SEC’s website, www.sec.gov, and GM stockholders will receive information at an appropriate time on how to obtain transaction-related documents for free from GM.

GM and its directors and executive officers, Hughes and certain of its officers, and EchoStar and certain of its executive officers may be deemed to be participants in GM’s solicitation of consents from the holders of GM $1-2/3 common stock and GM Class H common stock in connection with the proposed transactions. Information regarding the participants and their interests in the solicitation was filed pursuant to Rule 425 with the SEC by EchoStar on November 1, 2001 and by each of GM and Hughes on November 16, 2001. Investors may obtain additional information regarding the interests of the participants by reading the amended preliminary consent solicitation statement/information statement/prospectus filed with the SEC and the definitive consent solicitation statement/information statement/prospectus when it becomes available.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Materials included in this document contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause our actual results to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. The factors that could cause actual results of GM, EchoStar, Hughes, or a combined EchoStar and Hughes, to differ materially, many of which are beyond the control of EchoStar, Hughes, Hughes Holdings or GM include, but are not limited to, the following: (1) the businesses of EchoStar and Hughes may not be integrated successfully or such integration may be more difficult, time consuming or costly than expected; (2) expected benefits and synergies from the combination may not be realized within the expected time frame or at all; (3) revenues following the transaction may be lower than expected; (4) operating costs, customer loss and business disruption including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the transaction; (5) generating the incremental growth in the subscriber base of the combined company may be more costly or difficult than expected; (6) the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; (7) the effects of legislative and regulatory changes; (8) an inability to obtain certain retransmission consents; (9) an inability to retain necessary authorizations from the FCC; (10) an increase in competition from cable as a result of digital cable or otherwise, direct broadcast satellite, other satellite system operators, and other providers of subscription television services; (11) the introduction of new technologies and competitors into the subscription television business; (12) changes in labor, programming, equipment and capital costs; (13) future acquisitions, strategic partnership and divestitures; (14) general business and economic conditions; and (15) other risks described from time to time in periodic reports filed by EchoStar, Hughes or GM with the Securities and Exchange Commission. You are urged to consider statements that include the words “may,” “will,” “would,” “could,” “should,” “believes,” “estimates,” “projects,” “potential,” “expects,” “plans,”, “anticipates,” “intends,” “continues,” “forecast,” “designed,” “goal,” or the negative of those words or other comparable words to be uncertain and forward-looking. This cautionary statement applies to all forward-looking statements included in this document.

I have read the information above: [YES BUTTON] [NO BUTTON]

* * * *

[The following text is a transcript of the audio introduction to the CD-ROM that is presented simultaneously with various video images and graphics.]

On October 28th, 2001, Echostar and Hughes Electronics announced a comprehensive plan to merge — a merger providing many consumer benefits and consumer choice for all Americans. Benefits of this merger are, among other things, local channels for all Americans; a One Nation, One Rate Card plan; affordable broadband for all Americans; and increased competition with entrenched cable companies, which, according to the Consumer Federation of America, have raised rates 43% in the last five years, faster than the rate of inflation.

The “Local Channels, All Americans” plan will ensure that consumers across the contiguous United States, Alaska and Hawaii will have access to local broadcast channels with digital-quality TV picture and CD-quality sound.

With the One Nation, One Rate Card plan, subscribers all across the country will pay the same price for services regardless of location.

Moreover, we believe the merger will achieve a new level of vigorous competition to incumbent operators. In addition, the merger will jumpstart new satellite-based competition to cable modem and DSL offerings by providing affordable, high-speed Internet access throughout America, including the most rural areas, helping to eliminate the digital divide.

Benefits from the EchoStar/HUGHES merger will allow all Americans to receive their local broadcast channels and national entertainment networks, affordable high-speed Internet access and new, state-of-the-art interactive TV, the next step in advancing technology.

* * * *

[LOGOS OF DIRECTV AND DISH NETWORK]

[LINK BUTTON] The Benefits of the EchoStar/HUGHES Merger

[LOGOS OF ECHOSTAR AND HUGHES] EchoStar Communications Corporation, Hughes Electronics and General Motors believe that consumers will reap tremendous benefits from the merger of EchoStar and HUGHES.

[LINK BUTTON] Local Channels, All Americans

[SATELLITE GRAPHIC] Consumers all across America will be able to view their local broadcast channels via satellite.

[LINK BUTTON] One Nation, One Rate Card

[PHOTO OF A MAN ON A LADDER INSTALLING A DIRECTV SATELLITE DISH ON THE SIDE OF A HOUSE] In all 50 states consumers are protected by one uniform price for service — guaranteed!

[LINK BUTTON] Working to Eliminate the “Digital Divide”

[PHOTO OF A PERSON USING A COMPUTER IN A RURAL SETTING] Broadband via Satellite is the best solution for bringing high speed Internet access to rural Americans.

[LINK BUTTON] Merger Benefits Interactive U.S. Map

[MAP GRAPHIC]

[LINK BUTTON] Supporters

[GRAPHIC OF SUPPORT LETTERS] Read letters from supporters of the EchoStar/HUGHES Merger

Replay Video	Contacts	QUIT

* * * *

EchoStar — HUGHES
Merger Benefits

local.BENEFITS

[LOGOS OF DIRECTV AND DISH NETWORK]

The Benefits of the EchoStar/HUGHES Merger

EchoStar Communications, HUGHES Electronics and General Motors believe that consumers will reap tremendous benefits from the merger of the businesses of EchoStar and HUGHES. The companies’ two multichannel television entertainment services DISH Network and DIRECTV today each transmit a total of more than 500 identical channels. Consumers will benefit from the massive increase in Direct Broadcast Satellite (DBS) capacity that will result from the elimination of this duplicative programming. Indeed, as a direct result of the completion of this merger, consumers across the contiguous United States, Alaska and Hawaii will have access to local broadcast channels with digital-quality television picture and near CD-quality sound in every one of the 210 television markets covering the country.

Subsequent to the announcement of the merger agreement on October 28, 2001, a series of pre-merger transition meetings between DISH Network and DIRECTV engineers were held to analyze the technical and economic feasibility of a “Local Channels, All Americans” plan by which the merged company could offer every U.S. consumer access to satellite-delivered local television signals. After an exhaustive examination of each company’s spectrum and satellite assets, the engineers determined that this plan could become a reality. In a satellite application filed February 25, 2002, with the Federal Communications Commission, EchoStar and HUGHES detailed a technically and commercially feasible plan to build, launch and operate a new spot-beam satellite. Combined with four existing and under construction EchoStar and DIRECTV spot-beam satellites, and spectrum efficiencies achieved by combining frequencies from three of the companies’ orbital locations, the new satellite will allow the new company to broadcast local channels in all 210 Designated Market Areas (“DMAs”) in the United States, including full compliance with must-carry requirements.

New set-top boxes and satellite dishes will be deployed that will be capable of receiving satellite signals from multiple orbital positions. The new receiving equipment will be made available free of charge to all existing DIRECTV and DISH Network subscribers who may need it in order to receive their local channels.

Consumers across the country will pay the same price for services delivered by the merged DBS service, i.e., one nation, one rate card, regardless of a subscriber’s location.

The merged company also will potentially establish itself as a source of meaningful satellite-based broadband competition, fulfilling the mission to provide affordable high-speed Internet access to all of America, including the most rural areas of the country. The “digital divide” in the United States is real: some 40 million households in the United States do not have access to high-speed Internet and data services, in large part due to the high cost of wiring homes for these services in less densely populated areas.

Combined, EchoStar and HUGHES potentially will be in a position to create a more robust satellite platform that will liberate these digital “have nots” by being able to serve every household in the country. Efficiencies from the combined companies will provide the subscriber base and financial means to move current satellite broadband offerings from their status as expensive “niche” services to a more competitive price point for consumers.

The combined EchoStar-HUGHES will achieve a new level of vigorous competition to incumbent cable operators and will not have anticompetitive effects in any market. The benefits from this merger will allow all Americans to receive their full complement of local channels and national entertainment networks and will provide a new source of meaningful satellite-based broadband competition.

Local Channels, All Americans

One Nation, One Rate Card

Working to Eliminate the “Digital Divide”

True Competition for 107 Million Households

BACK	QUIT

* * * *

EchoStar — HUGHES
Merger Benefits

local.CHANNELS

[LOGOS OF DIRECTV AND DISH NETWORK]

Local Channels, All Americans

The merger is all about efficiency. It will allow the combined company to reclaim the spectrum currently used for the duplicate broadcasting of more than 500 identical channels, the key to many of the benefits the merger will bring to consumers.

With the increased capacity, DIRECTV and DISH Network engineering teams have developed a system that is technologically feasible and economically viable for the merged company to deliver full local broadcast service, in all 210 television markets, including full compliance with federal must-carry provisions. The combination of DIRECTV and DISH Network will enable a fully competitive cable alternative — DBS service with local channels delivered via satellite — in EVERY television market in the country, including Alaska and Hawaii.

Bottom line, satellite-delivered local channels will be available through DBS - just as they are through cable — in areas where such competition was absent before the merger.

BACK	QUIT

* * * *

EchoStar — HUGHES
Merger Benefits

RATES

[LOGOS OF DIRECTV AND DISH NETWORK]

One Nation, One Rate Card

Consumers across the country will pay the same price for services delivered by the merged company, i.e., one nation, one rate card, regardless of a subscriber’s location. This means that customers in rural America can rest assured that they will pay the same monthly rate as customers in big cities where competition with cable companies is more prevalent. This pricing structure extends the benefits of competing with cable companies in urban areas to those who live in the most remote areas.

BACK	QUIT

* * * *

EchoStar — HUGHES
Merger Benefits

digital.DIVIDE

[LOGOS OF DIRECTV AND DISH NETWORK]

Working to Eliminate the “Digital Divide"

The proposed merger will help close the so-called “digital divide” that exists between urban and rural residents by providing a platform that can deliver high-speed Internet access to ALL Americans.

The merged company also potentially will establish itself as a source of meaningful satellite-based broadband competition, fulfilling the mission to provide affordable high-speed Internet access to all of America, including the most rural areas of the country. The “digital divide” in the United States is real: some 40 million households in the United States do not have access to high-speed Internet and data services, in large part due to the high cost of wiring homes for these services in less densely populated areas.

Combined, EchoStar and HUGHES potentially will be in a position to create a more robust satellite platform that will liberate these digital “have nots” by being able to serve every household in the country. Efficiencies from the combined companies will provide the subscriber base and financial means to move current satellite broadband offerings from their status as expensive “niche” services to a more competitive price point for consumers.

BACK	QUIT

* * * *

EchoStar — HUGHES
Merger Benefits

Map

[LOGOS OF DIRECTV AND DISH NETWORK]

[MAP OF THE UNITED STATES]

Local Benefits, All Americans

Consumers throughout America will be able to view their local broadcast stations via satellite.

Mouse over the map to see how the merger will effect you. [State information pops up on map.]

Connecticut

Total TV Households: 1,236,050

Cable Subscribers: 1,090,940 (88.26%)

Satellite Subscribers: 103,211 (8.35%)

Current local broadcast markets served:

•	New York, NY

•	Hartford & New Haven, CT (DIRECTV Only)

Markets that consumers will see added if the merger is approved:

State access to broadband Internet:

pre-merger

97%

post-merger

100%

Hawaii

Total TV Households: 382,720

Cable Subscribers: 337,740 (88.25%)

Satellite Subscribers: 9,058 (2.37%)

Current local broadcast markets served:

•	Honolulu (EchoStar Only)

Markets that consumers will see added if the merger is approved:

State access to broadband Internet:

pre-merger

80%

post-merger

100%

Massachusetts

Total TV Households: 2,336,260

Cable Subscribers: 1,897,320 (81.21%)

Satellite Subscribers: 200,308 (8.57%)

Current local broadcast markets served:

•	Boston, MA (Manchester, NH)

•	Providence, RI — New Bedford, MA (DIRECTV Only)

Markets that consumers will see added if the merger is approved:

•	Albany—Schenectady-Troy, NY

•	Springfield—Holyoke, MA

State access to broadband Internet:

pre-merger

99%

post-merger

100%

Nevada

Total TV Households: 788,220

Cable Subscribers: 548,080 (69.53%)

Satellite Subscribers: 138,936 (17.63%)

Current local broadcast markets served:

•	Salt Lake City, UT

•	Las Vegas, NV (DIRECTV Only)

Markets that consumers will see added if the merger is approved:

•	Reno, NV

State access to broadband Internet:

pre-merger

78%

post-merger

100%

Oklahoma

Total TV Households: 1,288,600

Cable Subscribers: 792,240 (61.48%)

Satellite Subscribers: 311,736 (24.19%)

Current local broadcast markets served:

•	Oklahoma City, OK

Markets that consumers will see added if the merger is approved:

•	Tulsa, OK

•	Shreveport, LA

•	Ft. Smith-Fayetteville-Springdale-Rogers, AR

•	Amarillo, TX

•	Joplin — Pittsburg, MO — KS

•	Sherman — Ada, TX — OK

•	Wichita Fls et al, TX — OK

State access to broadband Internet:

pre-merger

71%

post-merger

100%

Rhode Island

Total TV Households: 375,750

Cable Subscribers: 286,460 (76.24%)

Satellite Subscribers: 38,456 (10.23%)

Current local broadcast markets served:

•	Providence, RI — New Bedford, MA (DIRECTV Only)

Markets that consumers will see added if the merger is approved:

State access to broadband Internet:

pre-merger

94%

post-merger

100%

[Pop up information for the 44 states not provided here was previously filed on Form 425 on March 4, 2002.]

[LINKS TO STATE SPECIFIC BOOKLETS OF ALL 50 STATES AND THE U.S. BOOKLET]

THE ECHOSTAR/HUGHES MERGER

LOCAL CHANNELS AND COMPETITIVE BROADBAND
FOR ALL AMERICANS

JULY 2002

THE BENEFITS OF THE ECHOSTAR/HUGHES MERGER

February 26, 2002

EchoStar Communications Corporation, Hughes Electronics and General Motors believe that consumers will reap tremendous benefits from the merger of EchoStar and HUGHES. The companies’ two services, DISH Network and DIRECTV®, today each transmit a total of MORE THAN 500 IDENTICAL CHANNELS. Consumers will benefit from the massive increase in Direct Broadcast Satellite (DBS) satellite capacity that will result from the elimination of this DUPLICATIVE PROGRAMMING. Indeed, as a direct result of the completion of this merger, consumers across the continental United States, Alaska and Hawaii will have access to local broadcast channels with digital-quality television picture and CD-quality sound IN EVERY ONE OF THE 210 TELEVISION MARKETS COVERING THE COUNTRY.

Subsequent to the announcement of the merger agreement on October 28, 2001, a series of pre-merger transition meetings between DISH Network and DIRECTV engineers have been held to analyze the technical and economic feasibility of a “Local Channels, All Americans” plan by which the merged company could offer every U.S. consumer access to satellite-delivered local television signals. After an exhaustive examination of each company’s spectrum and satellite assets, the engineers determined that this plan could become a reality. In a satellite application filed yesterday with the Federal Communications Commission, EchoStar and HUGHES detailed a TECHNICALLY AND COMMERCIALLY FEASIBLE PLAN to build, launch and operate spot-beam spacecraft that will serve all 210 Designated Market Areas (“DMAs”) in the United States, including full compliance with must carry requirements.

New set-top boxes and satellite dishes will be deployed that will be capable of receiving satellite signals from multiple orbital positions. The new receiving equipment will be made available FREE OF CHARGE to all existing DIRECTV and DISH Network subscribers who may need it in order to receive their local channels.

CONTINUED...

2 THE ECHOSTAR/HUGHES MERGER

     ...CONTINUED

Consumers across the country will pay the same price for services delivered by the merged DBS service, i.e., ONE NATION, ONE RATE CARD, regardless of a subscriber’s location. Implementation of the plan will begin immediately upon regulatory approval of the merger, and the rollout can be completed as soon as 24 months thereafter.

The merged company also will establish itself as a source of meaningful satellite-based broadband competition to cable modem and DSL offerings, fulfilling the mission to provide affordable high-speed Internet access to all of America, including the most rural areas of the country. The “digital divide” in the United States is real: some 40 million households in the United States do not have access to high-speed Internet and data services, in large part due to the high cost of wiring homes for these services in less densely populated areas.

Combined, EchoStar and HUGHES will create a more robust satellite platform that will liberate these digital “have nots” by serving every household in the country, including every household in every state. Efficiencies from the combined companies will provide the subscriber base and financial means to move current Ku-band satellite broadband offerings from their status as expensive “niche” services to a more competitive price point for consumers, and then ensure that next-generation Ka-band satellite broadband service becomes a reality for consumers everywhere in the United States.

The combined EchoStar-HUGHES will achieve a new level of vigorous competition to incumbent cable operators, and will not have anticompetitive effects in any market. As this booklet illustrates, the benefits from this merger will allow all Americans to receive their full complement of local channels and national entertainment networks, as well as provide a new source of meaningful satellite-based broadband competition.

# # #

3 THE ECHOSTAR/HUGHES MERGER

TOTAL TELEVISION VIEWING HOUSEHOLDS

•	In the pages that follow, you will see that the merger of HUGHES and EchoStar benefits consumers and serves the public interest.

4 THE ECHOSTAR/HUGHES MERGER	SOURCE:	FCC EIGHTH ANNUAL REPORT, “ANNUAL ASSESSMENT OF THE STATUS OF COMPETITION IN THE MARKET FOR THE DELIVERY OF VIDEO PROGRAMMING,” JAN. 14, 2002, PP. 11, 87

CABLE FRANCHISE AREAS

•	Despite the rapid growth of DBS since 1994, cable television clearly remains the dominant provider of multi-channel pay TV services throughout the country.

•	Over 104 million of the 107 million TV households are located in a cable franchise area.

5 THE ECHOSTAR/HUGHES MERGER	SOURCE:	FCC EIGHTH ANNUAL REPORT, “ANNUAL ASSESSMENT OF THE STATUS OF COMPETITION IN THE MARKET FOR THE DELIVERY OF VIDEO PROGRAMMING,” JAN. 14, 2002, PP. 11, 87; NIELSEN MEDIA RESEARCH, SEPT. 2001

HOUSEHOLDS WITH ACCESS TO DBS WITH LOCAL CHANNELS

•	Today only 69 million TV households, those within the 47 television markets served by DIRECTV and DISH Network, have a fully competitive multi-channel alternative to cable — with local channels.

•	Competitive alternatives to cable did not seriously take form until the launch of DIRECTV in 1994, later joined by DISH Network in 1996.

•	DBS offered more channels and superior picture and sound quality compared to cable, with one notable exception: consumers were not able to receive their local channels via satellite.

•	In 1999, Congress changed the law, allowing satellite carriers to offer local channels. Only at this point did DBS become a viable competitive alternative to cable, at least in those markets in which DIRECTV and DISH Network began delivering local channels.

6 THE ECHOSTAR/HUGHES MERGER	SOURCE:	SKYRESEARCH, FEB. 2002; NIELSEN MEDIA RESEARCH, SEPT. 2001; ECHOSTAR AND DIRECTV, JAN. 31, 2002

HOUSEHOLDS WITH NO COMPETITIVE ALTERNATIVE TODAY

•	38 million TV households are not served with local channels by DBS. Residents in these markets do not have a true competitive alternative to cable.

•	Customers who live in markets in which DBS does not provide local channels are forced to either pay additional subscription fees for a basic cable service to receive their local channels, or install an off-air roof-top antenna — and hope for good reception.

•	Neither DIRECTV nor DISH Network have sufficient spectrum, alone, to provide all local channels as well as the national pay cable networks to viewers in every one of the country’s 210 local channel markets.

7 THE ECHOSTAR/HUGHES MERGER	SOURCE:	SKYRESEARCH, FEB. 2002; NIELSEN MEDIA RESEARCH, SEPT. 2001; ECHOSTAR AND DIRECTV, JAN. 31, 2002

TV HOUSEHOLDS WITH COMPETITIVE ALTERNATIVE AFTER MERGER

•	DIRECTV and DISH Network engineering teams have developed a system that is technologically feasible and economically viable for the merged company to deliver full local broadcast service, in all 210 television markets, including full compliance with federal must carry provisions.

•	The merger of DIRECTV and DISH Network will enable a fully competitive cable alternative — DBS service with local channels — in EVERY television market in the country, including Alaska and Hawaii.

8 THE ECHOSTAR/HUGHES MERGER	SOURCE:	FCC EIGHTH ANNUAL REPORT, “ANNUAL ASSESSMENT OF THE STATUS OF COMPETITION IN THE MARKET FOR THE DELIVERY OF VIDEO PROGRAMMING,” JAN. 14, 2002, PP. 11, 87; ECHOSTAR, HUGHES, FEB. 2002

WITHOUT MERGER: INEFFICIENT SPECTRUM USE

•	The merger will end the inefficient use of spectrum by eliminating the need for each company to transmit more than 500 channels of duplicative programming.

•	The merger will combine each company’s spectrum and advanced satellite assets, making the plan technically achievable.

•	The merger will combine the companies’ subscriber bases, making service to smaller markets commercially feasible.

9 THE ECHOSTAR/HUGHES MERGER	SOURCE:	ECHOSTAR, HUGHES, FEB. 2002

WITH MERGER: SPECTRUM EFFICIENCIES ACHIEVED

•	Implementation could begin immediately following merger approval and the rollout can be completed as soon as 24 months later, allowing delivery of local channels to all Americans.

10 THE ECHOSTAR/HUGHES MERGER	SOURCE:	ECHOSTAR, HUGHES, FEB. 2002

NATIONAL PRICING

•	Consumers across the country will pay the same price for their DBS subscription services, regardless of where they reside. We are one nation, and the combined EchoStar-HUGHES will offer one rate card.

•	For example: a resident of Milwaukee will pay the same fee for his or her local channel package as a customer in Cedarville, Ohio; a resident of Burlington, Vermont, will pay the same price for HBO as a customer in Salt Lake City; and a resident of Mountlake Terrace, Washington, will pay the same price for a basic 125-channel programming package as a customer in New York City.

11 THE ECHOSTAR/HUGHES MERGER	SOURCE:	ECHOSTAR, HUGHES, FEB. 2002

BROADBAND: THE DIGITAL DIVIDE

•	Another benefit of the EchoStar and HUGHES merger comes in the form of competitively priced high-speed Internet access, and the end of the so-called “digital divide” that exists in the “wired” world today.

12 THE ECHOSTAR/HUGHES MERGER	SOURCE:	FCC EIGHTH ANNUAL REPORT, “ANNUAL ASSESSMENT OF THE STATUS OF COMPETITION IN THE MARKET FOR THE DELIVERY OF VIDEO PROGRAMMING,” JAN. 14, 2002, PP. 11, 22, 87; THE BUXTON COMPANY, “BROADBAND DEPLOYMENT,” JAN. 2002

BROADBAND: THE DIGITAL “HAVES”

•	Approximately 67 million households have access to a terrestrial high-speed Internet service.

•	These represent the digital “haves” who are located primarily in the major metropolitan areas.

13 THE ECHOSTAR/HUGHES MERGER	SOURCE:	FCC EIGHTH ANNUAL REPORT, “ANNUAL ASSESSMENT OF THE STATUS OF COMPETITION IN THE MARKET FOR THE DELIVERY OF VIDEO PROGRAMMING,” JAN. 14, 2002, P. 22; THE BUXTON COMPANY, “BROADBAND DEPLOYMENT,” JAN. 2002

BROADBAND: THE DIGITAL “HAVE NOTS”

•	40 million households, located primarily in rural areas, have no access to wired broadband services.

•	This map clearly shows the number of digital “have nots” — those households with no access to DSL or cable modem service.

•	The primary reason for this is simply the expense of rolling out “wired” technologies, such as DSL and cable modem service, to millions of homes, particularly to those beyond the boundaries of urban and suburban markets.

•	Both EchoStar and HUGHES believe many of the “have nots” would be interested in fairly-priced, bundled video and high-speed data services.

14 THE ECHOSTAR/HUGHES MERGER	SOURCE:	FCC EIGHTH ANNUAL REPORT, “ANNUAL ASSESSMENT OF THE STATUS OF COMPETITION IN THE MARKET FOR THE DELIVERY OF VIDEO PROGRAMMING,” JAN. 14, 2002, P. 22; THE BUXTON COMPANY, “BROADBAND DEPLOYMENT,” JAN. 2002

MERGER BRIDGES THE “DIGITAL DIVIDE”

•	The merger will bridge the “digital divide” by providing consumers in every community with a competitively priced high-speed “broadband solution” available to them regardless of their location.

•	The efficiencies gained from the merged company’s combined customer base will enable the offering of a high-speed Internet service that is not only price-competitive with existing providers in urban settings, but also a tremendous benefit for rural customers for whom DSL and cable modem service are unlikely to be available for years to come, if ever.

•	The merger will provide the technical and economic infrastructure to convert every household in the country to a digital “have.”

15 THE ECHOSTAR/HUGHES MERGER	SOURCE:	FCC EIGHTH ANNUAL REPORT, “ANNUAL ASSESSMENT OF THE STATUS OF COMPETITION IN THE MARKET FOR THE DELIVERY OF VIDEO PROGRAMMING,” JAN. 14, 2002, PP. 11, 22, 87; ECHOSTAR AND DIRECTV, JAN. 31, 2002

ONE NATION, ONE DISH

•	Bringing all local channels and broadband service to all consumers’ homes is not a simple endeavor. However, the DIRECTV and DISH Network engineering teams have designed a system that enables the receipt of local channels, other entertainment services AND high-speed Internet access using one consumer-friendly mini-dish.

•	An 18 x 22-inch dish will enable the receipt of signals from the merged company’s three orbital slots.

•	New equipment will process signals from existing spacecraft as well as advanced satellites the merged company will launch to deliver the remaining local broadcast channels and high-speed Internet services to consumers in all states.

•	Equipment will be provided to existing DBS customers AT NO CHARGE — including free service call and installation — to receive their new local channels.

16 THE ECHOSTAR/HUGHES MERGER	SOURCE:	ECHOSTAR, HUGHES, FEB. 2002

CABLE INDUSTRY REMAINS DOMINANT MULTI-CHANNEL VIDEO PROVIDER

•	Eight years after the introduction of DBS services, 78% of multi-channel video subscribers still receive their programming from a franchised cable operator.

•	Cable operators’ market dominance has been strengthened by their upgrades to digital video and cable modem services.

•	The cable industry’s market dominance is further evidenced by its continual price increases to consumers: 37% on average since 1996.

•	The spectrum constraints which exist today will forever keep a separate DIRECTV and DISH Network at a competitive disadvantage to cable for those consumers who live in markets where local channels are not offered by DBS.

17 THE ECHOSTAR/HUGHES MERGER	SOURCE:	FCC EIGHTH ANNUAL REPORT, “ANNUAL ASSESSMENT OF THE STATUS OF COMPETITION IN THE MARKET FOR THE DELIVERY OF VIDEO PROGRAMMING,” JAN. 14, 2002, PP. 11, 87; ECHOSTAR AND DIRECTV, JAN. 31, 2002; “REPORT ON CABLE INDUSTRY PRICES,” FEDERAL COMMUNICATIONS COMMISSION, FEB. 14, 2001, P. 9, AND DEC. 15, 1997, P. 7

LOCAL CHANNELS AND BROADBAND FOR ALL AMERICANS

•	The merger of spectrum at the three orbital slots eliminates these disadvantages through the addition of an enhanced satellite infrastructure that will enable delivery of local channels in EVERY one of the 210 television markets across the country.

•	The merger of EchoStar and HUGHES ensures that prices for video and data services will be the same throughout the country, whether the market is rural or urban/suburban: “one nation, one rate card.”

•	The merged company will bridge the “digital divide” by moving satellite high-speed Internet access from its current high-priced niche to being price-competitive with existing providers — a tremendous benefit for rural customers where DSL and cable modem service are unlikely to be available for years to come.

•	The EchoStar and HUGHES merger merits broad scale support for the clear and definitive benefits it will bring to all Americans.

18 THE ECHOSTAR/HUGHES MERGER	SOURCE:	FCC EIGHTH ANNUAL REPORT, “ANNUAL ASSESSMENT OF THE STATUS OF COMPETITION IN THE MARKET FOR THE DELIVERY OF VIDEO PROGRAMMING,” JAN. 14, 2002, PP. 11, 87; ECHOSTAR AND HUGHES, JAN. 31, 2002

THE ECHOSTAR/HUGHES MERGER

•	Local Channels, All Americans

•	One Nation, One Rate Card

•	Eliminates the “Digital Divide"

TRUE COMPETITION FOR 107 MILLION HOUSEHOLDS

19 THE ECHOSTAR/HUGHES MERGER

SEC LEGEND

In connection with the proposed transactions, General Motors Corporation (“GM”), HEC Holdings, Inc. (“Hughes Holdings”) and EchoStar Communications Corporation (“EchoStar”) have filed amended preliminary materials with the Securities and Exchange Commission (“SEC”), including a Registration Statement of Hughes Holdings on Form S-4 that contains a consent solicitation statement/information statement/prospectus. These materials are not yet final and will be further amended. Holders of GM $1-2/3 and GM Class H common stock are urged to read the definitive versions of these materials, as well as any other relevant documents filed or that will be filed with the SEC, as they become available, because these documents contain or will contain important information. The preliminary materials, the definitive versions of these materials and other relevant materials (when they become available), and any other documents filed by GM, Hughes Electronics Corporation (“Hughes”), Hughes Holdings or EchoStar with the SEC may be obtained for free at the SEC’s website, www.sec.gov, and GM stockholders will receive information at an appropriate time on how to obtain transaction-related documents for free from GM.

GM and its directors and executive officers, Hughes and certain of its officers, and EchoStar and certain of its executive officers may be deemed to be participants in GM’s solicitation of consents from the holders of GM $1-2/3 common stock and GM Class H common stock in connection with the proposed transactions. Information regarding the participants and their interests in the solicitation was filed pursuant to Rule 425 with the SEC by EchoStar on November 1, 2001 and by each of GM and Hughes on November 16, 2001. Investors may obtain additional information regarding the interests of the participants by reading the amended preliminary consent solicitation statement/information statement/prospectus filed with the SEC and the definitive consent solicitation statement/information statement/prospectus when it becomes available.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Materials included in this document contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause our actual results to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. The factors that could cause actual results of GM, EchoStar, Hughes, or a combined EchoStar and Hughes, to differ materially, many of which are beyond the control of EchoStar, Hughes, Hughes Holdings or GM include, but are not limited to, the following: (1) the businesses of EchoStar and Hughes may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected benefits and synergies from the combination may not be realized within the expected time frame or at all; (3) revenues following the transaction may be lower than expected; (4) operating costs, customer loss and business disruption including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the transaction; (5) generating the incremental growth in the subscriber base of the combined company may be more costly or difficult than expected; (6) the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; (7) the effects of legislative and regulatory changes; (8) an inability to obtain certain retransmission consents; (9) an inability to retain necessary authorizations from the FCC; (10) an increase in competition from cable as a result of digital cable or otherwise, direct broadcast satellite, other satellite system operators, and other providers of subscription television services; (11) the introduction of new technologies and competitors into the subscription television business; (12) changes in labor, programming, equipment and capital costs; (13) future acquisitions, strategic partnership and divestitures; (14) general business and economic conditions; and (15) other risks described from time to time in periodic reports filed by EchoStar, Hughes or GM with the Securities and Exchange Commission. You are urged to consider statements that include the words “may,” “will,” “would,” “could,” “should,” “believes,” “estimates,” “projects,” “potential,” “expects,” “plans,” “anticipates,” “intends,” “continues,” “forecast,” “designed,” “goal,” or the negative of those words or other comparable words to be uncertain and forward-looking. This cautionary statement applies to all forward-looking statements included in this document.

20 THE ECHOSTAR/HUGHES MERGER

* * *

THE ECHOSTAR/HUGHES MERGER

LOCAL CHANNELS AND COMPETITIVE BROADBAND
FOR ALL CONSUMERS IN CONNECTICUT

JULY 2002

THE BENEFITS OF THE ECHOSTAR/HUGHES MERGER

February 26, 2002

EchoStar Communications Corporation, Hughes Electronics and General Motors believe that consumers will reap tremendous benefits from the merger of EchoStar and HUGHES. The companies’ two services, DISH Network and DIRECTV®, today each transmit a total of MORE THAN 500 IDENTICAL CHANNELS. Consumers will benefit from the massive increase in Direct Broadcast Satellite (DBS) satellite capacity that will result from the elimination of this DUPLICATIVE PROGRAMMING. Indeed, as a direct result of the completion of this merger, consumers across the continental United States, Alaska and Hawaii will have access to local broadcast channels with digital-quality television picture and CD-quality sound IN EVERY ONE OF THE 210 TELEVISION MARKETS NATIONWIDE.

Subsequent to the announcement of the merger agreement on October 28, 2001, a series of pre-merger transition meetings between DISH Network and DIRECTV engineers have been held to analyze the technical feasibility of a “Local Channels, All Americans” plan by which the merged company could offer every U.S. consumer access to satellite-delivered local television signals. After an exhaustive examination of each company’s spectrum and satellite assets, the engineers determined that this plan could become a reality. In a satellite application filed yesterday with the Federal Communications Commission, EchoStar and HUGHES detailed a TECHNICALLY AND COMMERCIALLY FEASIBLE PLAN to build, launch and operate spot-beam spacecraft that will serve all 210 Designated Market Areas (“DMAs”) in the United States, including full compliance with must carry requirements.

New set-top boxes and satellite dishes will be deployed that will be capable of receiving satellite signals from multiple orbital positions. The new receiving equipment will be made available FREE OF CHARGE to all existing DIRECTV and DISH Network subscribers who may need it in order to receive their local channels.

CONTINUED...

2 THE ECHOSTAR/HUGHES MERGER

....CONTINUED

Consumers across the country will pay the same price for services delivered by the merged DBS service, i.e., ONE NATION, ONE RATE CARD, regardless of a subscriber’s location. Implementation of the plan will begin immediately upon regulatory approval of the merger, and the rollout can be completed as soon as 24 months thereafter.

The merged company also will establish itself as a source of meaningful satellite-based broadband competition to cable modem and DSL offerings, fulfilling the mission to provide affordable high-speed Internet access to all of America, including the most rural areas of the country. The “digital divide” in the United States is real: some 40 million households in the United States do not have access to high-speed Internet and data services, in large part due to the high cost of wiring homes for these services in less densely populated areas.

Combined, EchoStar and HUGHES will create a more robust satellite platform that will liberate these digital “have nots” by serving every household in the nation, including every household in Connecticut, and will have the subscriber base and financial means to move current Ku-band satellite broadband offerings from their status as expensive “niche” services to a more competitive price point for consumers, and then ensure that next-generation Ka-band satellite broadband service becomes a reality for consumers everywhere in the United States.

The combined EchoStar-HUGHES will achieve a new level of vigorous competition to incumbent cable operators, and will not have anticompetitive effects in any market. As this booklet illustrates, the benefits from this merger will allow all consumers in Connecticut to receive their full complement of local channels and national entertainment networks, as well as provide a new source of meaningful satellite-based broadband competition.

# # #

3 THE ECHOSTAR/HUGHES MERGER

CABLE FRANCHISE AREAS

CONNECTICUT

•	Despite the rapid growth of DBS since 1994, cable television clearly remains the dominant provider of multi-channel pay TV services across Connecticut.

•	About 1.1 million of the 1.2 million TV households in Connecticut subscribe to a cable service, which equates to about 88% of all Connecticut households.

4 THE ECHOSTAR/HUGHES MERGER	SOURCE:	SKYRESEARCH, FEB. 2002

HOUSEHOLDS WITH ACCESS TO DBS WITH LOCAL CHANNELS

CONNECTICUT

•	Unlike most states in the U.S., Connecticut has a competitive multi-channel alternative to cable — WITH local channels.

•	Competitive alternatives to cable did not seriously take form until the launch of DIRECTV® in 1994, later joined by DISH Network in 1996.

•	DBS offered more channels and superior picture and sound quality compared to cable, with one notable exception: consumers were not able to receive their local channels via satellite.

•	In 1999, Congress changed the law, allowing satellite carriers to offer local channels. Only at this point did DBS become a viable competitive alternative to cable, at least in Connecticut where DIRECTV and DISH Network began delivering local channels.

5 THE ECHOSTAR/HUGHES MERGER	SOURCE:	NIELSEN MEDIA RESEARCH, SEPT. 2001; SKYRESEARCH, FEB. 2002; ECHOSTAR AND DIRECTV, JAN. 31, 2002

HOUSEHOLDS WITH NO COMPETITIVE ALTERNATIVE TODAY

•	But Connecticut is one of the few lucky states. 38 million TV households are not served with local channels by DBS. Residents in these markets do not have a true competitive alternative to cable.

•	Customers who live in markets in which DBS does not provide local channels are forced to either pay additional subscription fees for a basic cable service to receive their local channels, or install an off-air roof-top antenna — and hope for good reception.

•	Neither DIRECTV nor DISH Network have sufficient spectrum, alone, to provide all local channels as well as the national pay cable networks to viewers in every one of the country’s 210 local channel markets.

6 THE ECHOSTAR/HUGHES MERGER	SOURCE:	SKYRESEARCH, FEB. 2002; NIELSEN MEDIA RESEARCH, SEPT. 2001; ECHOSTAR AND DIRECTV, JAN. 31, 2002

TV HOUSEHOLDS WITH COMPETITIVE ALTERNATIVE AFTER MERGER

•	DIRECTV and DISH Network engineering teams have developed a system that is technologically feasible and economically viable for the merged company to deliver full local broadcast service, in all 210 television markets, including full compliance with federal must carry provisions.

•	The merger of DIRECTV and DISH Network will enable a fully competitive cable alternative — DBS service with local channels — in EVERY television market in the country, including Alaska and Hawaii.

7 THE ECHOSTAR/HUGHES MERGER	SOURCE:	FCC EIGHTH ANNUAL REPORT, “ANNUAL ASSESSMENT OF THE STATUS OF COMPETITION IN THE MARKET FOR THE DELIVERY OF VIDEO PROGRAMMING,” JAN. 14, 2002, PP. 11, 87; ECHOSTAR, HUGHES, FEB. 2002

WITHOUT MERGER: INEFFICIENT SPECTRUM USE

•	The merger will end the inefficient use of spectrum by eliminating the need for each company to transmit more than 500 channels of duplicative programming.

•	The merger will combine each company’s spectrum and advanced satellite assets, making the plan technically achievable.

•	The merger will combine the companies’ subscriber bases, making service to smaller markets commercially feasible.

8 THE ECHOSTAR/HUGHES MERGER	SOURCE:	ECHOSTAR, HUGHES, FEB. 2002

WITH MERGER: SPECTRUM EFFICIENCIES ACHIEVED

•	Implementation could begin immediately following merger approval and the rollout can be completed as soon as 24 months later, allowing delivery of local channels to all Americans.

9 THE ECHOSTAR/HUGHES MERGER	SOURCE:	ECHOSTAR, HUGHES, FEB. 2002

NATIONAL PRICING

•	Consumers across the country will pay the same price for their DBS subscription services, regardless of where they reside. We are one nation, and we will offer one rate card.

•	For example: a resident of Milwaukee will pay the same fee for his or her local channel package as a customer in Cedarville, Ohio; a resident of Burlington, Vermont, will pay the same price for HBO as a customer in Salt Lake City; and a resident of Mountlake Terrace, Washington, will pay the same price for a basic 125-channel programming package as a customer in New York City.

10 THE ECHOSTAR/HUGHES MERGER	SOURCE:	ECHOSTAR, HUGHES, FEB. 2002

BROADBAND: THE DIGITAL “HAVE NOTS”

CONNECTICUT

•	Another benefit of the EchoStar and HUGHES merger comes in the form of competitively priced high-speed Internet access, and the end of the so-called “digital divide” that exists in the “wired” world today.

•	This map clearly shows the areas where households do not have access to DSL or cable modem service — the digital “have nots”.

•	The primary reason for this is simply the expense of rolling out “wired” technologies, such as DSL and cable modem service, to millions of homes, particularly to those beyond the boundaries of urban and suburban markets.

•	Both EchoStar and HUGHES believe many of the “have nots” would be interested in fairly-priced, bundled video and high-speed data services.

11 THE ECHOSTAR/HUGHES MERGER	SOURCE:	THE BUXTON COMPANY, “BROADBAND DEPLOYMENT,” JAN. 2002

MERGER BRIDGES THE BROADBAND “DIGITAL DIVIDE”

CONNECTICUT

•	The merger will bridge the digital divide in Connecticut by providing consumers in every community with a competitively priced high-speed “broadband solution” available to them regardless of their location.

•	The efficiencies gained from the merged company’s combined customer base will enable a high-speed Internet service to be offered that is not only price-competitive with existing providers in urban settings, but also a tremendous benefit for rural customers for whom DSL and cable modem service are unlikely to be available for years to come, if ever.

•	The merger will provide the technical and economic infrastructure to convert every household in Connecticut and the country to a digital “have.”

12 THE ECHOSTAR/HUGHES MERGER	SOURCE:	THE BUXTON COMPANY, “BROADBAND DEPLOYMENT,” JAN. 2002

ONE NATION, ONE DISH

•	Bringing all local channels and broadband service to all consumers’ homes is not a simple endeavor. However, the DIRECTV and DISH Network engineering teams have designed a system that enables the receipt of local channels, other entertainment services AND high-speed Internet access using one consumer-friendly mini-dish.

•	An 18 x 22-inch dish will enable the receipt of signals from the merged company’s three orbital slots.

•	New equipment will process signals from existing spacecraft as well as advanced satellites the merged company will launch to deliver the remaining local broadcast channels and high-speed Internet services to consumers in all states.

•	Equipment will be provided to existing DBS customers AT NO CHARGE — including free service call and installation — to receive their new local channels.

13 THE ECHOSTAR/HUGHES MERGER	SOURCE:	ECHOSTAR, HUGHES, FEB. 2002

CABLE INDUSTRY REMAINS DOMINANT MULTI-CHANNEL VIDEO PROVIDER

•	Eight years after the introduction of DBS services, 78% of multi-channel video subscribers still receive their programming from a franchised cable operator.

•	Cable operators’ market dominance has been strengthened by their upgrades to digital video and cable modem services.

•	The cable industry’s market dominance is further evidenced by its continual price increases to consumers: 37% on average since 1996.

•	The spectrum constraints which exist today will forever keep a separate DIRECTV and DISH Network at a competitive disadvantage to cable for those consumers who live in markets where local channels are not offered by DBS.

14 THE ECHOSTAR/HUGHES MERGER	SOURCE:	FCC EIGHTH ANNUAL REPORT, “ANNUAL ASSESSMENT OF THE STATUS OF COMPETITION IN THE MARKET FOR THE DELIVERY OF VIDEO PROGRAMMING,” JAN. 14, 2002, PP. 11, 87; ECHOSTAR AND DIRECTV, JAN. 31, 2002; “REPORT ON CABLE INDUSTRY PRICES,” FEDERAL COMMUNICATIONS COMMISSION, FEB. 14, 2001, P. 9, AND DEC. 15, 1997, P. 7

LOCAL CHANNELS AND BROADBAND FOR ALL AMERICANS

•	The merger of spectrum at the three orbital slots eliminates these disadvantages through the addition of an enhanced satellite infrastructure that will enable delivery of local channels in EVERY one of the 210 television markets across the country.

•	The merger of EchoStar and HUGHES ensures that prices for video AND data services will be the same throughout the country, whether the market is rural or urban/suburban: “one nation, one rate card.”

•	The merged company will bridge the “digital divide” by moving satellite high-speed Internet access from its current high-priced niche to being price-competitive with existing providers — a tremendous benefit for rural customers where DSL and cable modem service are unlikely to be available for years to come.

•	The EchoStar and HUGHES merger merits broad scale support for the clear and definitive benefits it will bring the residents of Connecticut and all Americans.

15 THE ECHOSTAR/HUGHES MERGER	FCC EIGHTH ANNUAL REPORT, “ANNUAL ASSESSMENT
OF THE STATUS OF COMPETITION IN THE MARKET FOR
THE DELIVERY OF VIDEO PROGRAMMING,” JAN. 14, 2002,
PP. 11, 87; ECHOSTAR AND DIRECTV, JAN. 31, 2002

THE ECHOSTAR/HUGHES MERGER

• Local Channels, All Americans • One Nation, One Rate Card • Eliminates the “Digital Divide”

TRUE COMPETITION FOR 107 MILLION HOUSEHOLDS

16 THE ECHOSTAR/HUGHES MERGER

SEC LEGEND

In connection with the proposed transactions, General Motors Corporation (“GM”), HEC Holdings, Inc. (“Hughes Holdings”) and EchoStar Communications Corporation (“EchoStar”) have filed amended preliminary materials with the Securities and Exchange Commission (“SEC”), including a Registration Statement of Hughes Holdings on Form S-4 that contains a consent solicitation statement/information statement/prospectus. These materials are not yet final and will be further amended. Holders of GM $1-2/3 and GM Class H common stock are urged to read the definitive versions of these materials, as well as any other relevant documents filed or that will be filed with the SEC, as they become available, because these documents contain or will contain important information. The preliminary materials, the definitive versions of these materials and other relevant materials (when they become available), and any other documents filed by GM, Hughes Electronics Corporation (“Hughes”), Hughes Holdings or EchoStar with the SEC may be obtained for free at the SEC’s website, www.sec.gov, and GM stockholders will receive information at an appropriate time on how to obtain transaction-related documents for free from GM.

GM and its directors and executive officers, Hughes and certain of its officers, and EchoStar and certain of its executive officers may be deemed to be participants in GM’s solicitation of consents from the holders of GM $1-2/3 common stock and GM Class H common stock in connection with the proposed transactions. Information regarding the participants and their interests in the solicitation was filed pursuant to Rule 425 with the SEC by EchoStar on November 1, 2001 and by each of GM and Hughes on November 16, 2001. Investors may obtain additional information regarding the interests of the participants by reading the amended preliminary consent solicitation statement/information statement/prospectus filed with the SEC and the definitive consent solicitation statement/information statement/prospectus when it becomes available.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Materials included in this document contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause our actual results to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. The factors that could cause actual results of GM, EchoStar, Hughes, or a combined EchoStar and Hughes, to differ materially, many of which are beyond the control of EchoStar, Hughes, Hughes Holdings or GM include, but are not limited to, the following: (1) the businesses of EchoStar and Hughes may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected benefits and synergies from the combination may not be realized within the expected time frame or at all; (3) revenues following the transaction may be lower than expected; (4) operating costs, customer loss and business disruption including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the transaction; (5) generating the incremental growth in the subscriber base of the combined company may be more costly or difficult than expected; (6) the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; (7) the effects of legislative and regulatory changes; (8) an inability to obtain certain retransmission consents; (9) an inability to retain necessary authorizations from the FCC; (10) an increase in competition from cable as a result of digital cable or otherwise, direct broadcast satellite, other satellite system operators, and other providers of subscription television services; (11) the introduction of new technologies and competitors into the subscription television business; (12) changes in labor, programming, equipment and capital costs; (13) future acquisitions, strategic partnership and divestitures; (14) general business and economic conditions; and (15) other risks described from time to time in periodic reports filed by EchoStar, Hughes or GM with the Securities and Exchange Commission. You are urged to consider statements that include the words “may,” “will,” “would,” “could,” “should,” “believes,” “estimates,” “projects,” “potential,” “expects,” “plans,” “anticipates,” “intends,” “continues,” “forecast,” “designed,” “goal,” or the negative of those words or other comparable words to be uncertain and forward-looking. This cautionary statement applies to all forward-looking statements included in this document.

17 THE ECHOSTAR/HUGHES MERGER

****

THE ECHOSTAR/HUGHES MERGER

LOCAL CHANNELS AND COMPETITIVE BROADBAND
FOR ALL CONSUMERS IN HAWAII

JULY 2002

THE BENEFITS OF THE ECHOSTAR/HUGHES MERGER

February 26, 2002

EchoStar Communications Corporation, Hughes Electronics and General Motors believe that consumers will reap tremendous benefits from the merger of EchoStar and HUGHES. The companies’ two services, DISH Network and DIRECTV®, today each transmit a total of MORE THAN 500 IDENTICAL CHANNELS. Consumers will benefit from the massive increase in Direct Broadcast Satellite (DBS) satellite capacity that will result from the elimination of this DUPLICATIVE PROGRAMMING. Indeed, as a direct result of the completion of this merger, consumers across the continental United States, Alaska and Hawaii will have access to local broadcast channels with digital-quality television picture and CD-quality sound IN EVERY ONE OF THE 210 TELEVISION MARKETS NATIONWIDE.

Subsequent to the announcement of the merger agreement on October 28, 2001, a series of pre-merger transition meetings between DISH Network and DIRECTV engineers have been held to analyze the technical feasibility of a “Local Channels, All Americans” plan by which the merged company could offer every U.S. consumer access to satellite-delivered local television signals. After an exhaustive examination of each company’s spectrum and satellite assets, the engineers determined that this plan could become a reality. In a satellite application filed yesterday with the Federal Communications Commission, EchoStar and HUGHES detailed a TECHNICALLY AND COMMERCIALLY FEASIBLE PLAN to build, launch and operate spot-beam spacecraft that will serve all 210 Designated Market Areas (“DMAs”) in the United States, including full compliance with must carry requirements.

New set-top boxes and satellite dishes will be deployed that will be capable of receiving satellite signals from multiple orbital positions. The new receiving equipment will be made available FREE OF CHARGE to all existing DIRECTV and DISH Network subscribers who may need it in order to receive their local channels. CONTINUED...

     ...CONTINUED

2 THE ECHOSTAR/HUGHES MERGER

...CONTINUED

Consumers across the country will pay the same price for services delivered by the merged DBS service, i.e., ONE NATION, ONE RATE CARD, regardless of a subscriber’s location. Implementation of the plan will begin immediately upon regulatory approval of the merger, and the rollout can be completed as soon as 24 months thereafter.

The merged company also will establish itself as a source of meaningful satellite-based broadband competition to cable modem and DSL offerings, fulfilling the mission to provide affordable high-speed Internet access to all of America, including the most rural areas of the country. The “digital divide” in the United States is real: some 40 million households in the United States do not have access to high-speed Internet and data services, in large part due to the high cost of wiring homes for these services in less densely populated areas.

Combined, EchoStar and HUGHES will create a more robust satellite platform that will liberate these digital “have nots” by serving every household in the nation, including every household in Hawaii, and will have the subscriber base and financial means to move current Ku-band satellite broadband offerings from their status as expensive “niche” services to a more competitive price point for consumers, and then ensure that next-generation Ka-band satellite broadband service becomes a reality for consumers everywhere in the United States.

The combined EchoStar-HUGHES will achieve a new level of vigorous competition to incumbent cable operators, and will not have anticompetitive effects in any market. As this booklet illustrates, the benefits from this merger will allow all consumers in Hawaii to receive their full complement of local channels and national entertainment networks, as well as provide a new source of meaningful satellite-based broadband competition.

###

3 THE ECHOSTAR/HUGHES MERGER

CABLE FRANCHISE AREAS

HAWAII

•	Despite the rapid growth of DBS since 1994, cable television clearly remains the dominant provider of multi-channel pay TV services across Hawaii.

•	About .3 million of the .4 million TV households in Hawaii subscribe to a cable service, which equates to about 88% of all Hawaii households.

4	THE ECHOSTAR/HUGHES MERGER	SOURCE: SKYRESEARCH, FEB. 2002

HOUSEHOLDS WITH ACCESS TO DBS WITH LOCAL CHANNELS

HAWAII

•	Unlike most states in the U.S., Hawaii has a competitive multi-channel alternative to cable — WITH local channels.

•	Competitive alternatives to cable did not seriously take form until the launch of DIRECTV® in 1994, later joined by DISH Network in 1996.

•	DBS offered more channels and superior picture and sound quality compared to cable, with one notable exception: consumers were not able to receive their local channels via satellite.

•	In 1999, Congress changed the law, allowing satellite carriers to offer local channels. Only at this point did DBS become a viable competitive alternative to cable, at least in Hawaii where DIRECTV and DISH Network began delivering local channels.

5	THE ECHOSTAR/HUGHES MERGER	SOURCE:	SKYRESEARCH, FEB. 2002; NIELSEN MEDIA RESEARCH, SEPT. 2001; ECHOSTAR AND DIRECTV, JAN. 31, 2002

HOUSEHOLDS WITH NO COMPETITIVE ALTERNATIVE TODAY

•	But Hawaii is one of the few lucky states. 38 million TV households are not served with local channels by DBS. Residents in these markets do not have a true competitive alternative to cable.

•	Customers who live in markets in which DBS does not provide local channels are forced to either pay additional subscription fees for a basic cable service to receive their local channels, or install an off-air roof-top antenna — and hope for good reception.

•	Neither DIRECTV nor DISH Network have sufficient spectrum, alone, to provide all local channels as well as the national pay cable networks to viewers in every one of the country’s 210 local channel markets.

6	THE ECHOSTAR/HUGHES MERGER	SOURCE:	NIELSEN MEDIA RESEARCH, SEPT. 2001; SKYRESEARCH, FEB. 2002; ECHOSTAR AND DIRECTV, JAN. 31, 2002

TV HOUSEHOLDS WITH COMPETITIVE ALTERNATIVE AFTER MERGER

•	DIRECTV and DISH Network engineering teams have developed a system that is technologically feasible and economically viable for the merged company to deliver full local broadcast service, in all 210 television markets, including full compliance with federal must carry provisions.

•	The merger of DIRECTV and DISH Network will enable a fully competitive cable alternative — DBS service with local channels — in EVERY television market in the country, including Alaska and Hawaii.

7	THE ECHOSTAR/HUGHES MERGER	SOURCE:	NIELSEN MEDIA RESEARCH, SEPT. 2001; ECHOSTAR, HUGHES, FEB. 2002

WITHOUT MERGER: INEFFICIENT SPECTRUM USE

•     The merger will end the inefficient use of spectrum by eliminating the need for each company to transmit more than 500 channels of duplicative programming.

•     The merger will combine each company’s spectrum and advanced satellite assets, making the plan technically achievable.

•     The merger will combine the companies’ subscriber bases, making service to smaller markets commercially feasible.

8	THE ECHOSTAR/HUGHES MERGER	SOURCE: ECHOSTAR, HUGHES, FEB. 2002

WITH MERGER: SPECTRUM EFFICIENCIES ACHIEVED

•	Implementation could begin immediately following merger approval and the rollout can be completed as soon as 24 months later, allowing delivery of local channels to all Americans.

9	THE ECHOSTAR/HUGHES MERGER	SOURCE:	ECHOSTAR, HUGHES, FEB. 2002

NATIONAL PRICING

•	Consumers across the country will pay the same price for their DBS subscription services, regardless of where they reside. We are one nation, and we will offer one rate card.

•	For example: a resident of Milwaukee will pay the same fee for his or her local channel package as a customer in Cedarville, Ohio; a resident of Burlington, Vermont, will pay the same price for HBO as a customer in Salt Lake City; and a resident of Mountlake Terrace, Washington, will pay the same price for a basic 125-channel programming package as a customer in New York City.

10	THE ECHOSTAR/HUGHES MERGER	SOURCE: ECHOSTAR, HUGHES, FEB. 2002

BROADBAND: THE DIGITAL “HAVE NOTS”

HAWAII

•	Another benefit of the EchoStar and HUGHES merger comes in the form of competitively priced high-speed Internet access, and the end of the so-called “digital divide” that exists in the “wired” world today.

•	This map clearly shows the areas where households do not have access to DSL or cable modem service — the digital “have nots”.

•	The primary reason for this is simply the expense of rolling out “wired” technologies, such as DSL and cable modem service, to millions of homes, particularly to those beyond the boundaries of urban and suburban markets.

•	Both EchoStar and HUGHES believe many of the “have nots” would be interested in fairly-priced, bundled video and high-speed data services.

11	THE ECHOSTAR/HUGHES MERGER	SOURCE:	THE BUXTON COMPANY, “BROADBAND DEPLOYMENT,” JAN. 2002

MERGER BRIDGES THE BROADBAND “DIGITAL DIVIDE”

HAWAII

•	The merger will bridge the digital divide in Hawaii by providing consumers in every community with a competitively priced high-speed “broadband solution” available to them regardless of their location.

•	The efficiencies gained from the merged company’s combined customer base will enable a high-speed Internet service to be offered that is not only price-competitive with existing providers in urban settings, but also a tremendous benefit for rural customers for whom DSL and cable modem service are unlikely to be available for years to come, if ever.

•	The merger will provide the technical and economic infrastructure to convert every household in Hawaii and the country to a digital “have.”

12	THE ECHOSTAR/HUGHES MERGER	SOURCE:	THE BUXTON COMPANY, “BROADBAND DEPLOYMENT,” JAN. 2002

ONE NATION, ONE DISH

•	Bringing all local channels and broadband service to all consumers’ homes is not a simple endeavor. However, the DIRECTV and DISH Network engineering teams have designed a system that enables the receipt of local channels, other entertainment services AND high-speed Internet access using one consumer-friendly mini-dish.

•	An 18 x 22-inch dish will enable the receipt of signals from the merged company’s three orbital slots.

•	New equipment will process signals from existing spacecraft as well as advanced satellites the merged company will launch to deliver the remaining local broadcast channels and high-speed Internet services to consumers in all states.

•	Equipment will be provided to existing DBS customers AT NO CHARGE — including free service call and installation — to receive their new local channels.

13 THE ECHOSTAR/HUGHES MERGER	SOURCE: ECHOSTAR, HUGHES, FEB. 2002

CABLE INDUSTRY REMAINS DOMINANT MULTI-CHANNEL VIDEO PROVIDER

•	Eight years after the introduction of DBS services, 78% of multi-channel video subscribers still receive their programming from a franchised cable operator.

•	Cable operators’ market dominance has been strengthened by their upgrades to digital video and cable modem services.

•	The cable industry’s market dominance is further evidenced by its continual price increases to consumers: 37% on average since 1996.

•	The spectrum constraints which exist today will forever keep a separate DIRECTV and DISH Network at a competitive disadvantage to cable for those consumers who live in markets where local channels are not offered by DBS.

14	THE ECHOSTAR/HUGHES MERGER	SOURCE:	FCC EIGHTH ANNUAL REPORT, “ANNUAL ASSESSMENT OF THE STATUS OF COMPETITION IN THE MARKET FOR THE DELIVERY OF VIDEO PROGRAMMING,” JAN. 14, 2002, PP. 11, 87; ECHOSTAR AND DIRECTV, JAN. 31, 2002; “REPORT ON CABLE INDUSTRY PRICES,” FEDERAL COMMUNICATIONS COMMISSION, FEB. 14, 2001, P. 9, AND DEC. 15, 1997, P. 7

LOCAL CHANNELS AND BROADBAND FOR ALL AMERICANS

•	The merger of spectrum at the three orbital slots eliminates these disadvantages through the addition of an enhanced satellite infrastructure that will enable delivery of local channels in EVERY one of the 210 television markets across the country.

•	The merger of EchoStar and HUGHES ensures that prices for video AND data services will be the same throughout the country, whether the market is rural or urban/suburban: “one nation, one rate card.”

•	The merged company will bridge the “digital divide” by moving satellite high-speed Internet access from its current high-priced niche to being price-competitive with existing providers — a tremendous benefit for rural customers where DSL and cable modem service are unlikely to be available for years to come.

•	The EchoStar and HUGHES merger merits broad scale support for the clear and definitive benefits it will bring the residents of Hawaii and all Americans.

15 THE ECHOSTAR/HUGHES MERGER	FCC EIGHTH ANNUAL REPORT, “ANNUAL ASSESSMENT OF THE STATUS OF COMPETITION IN THE MARKET FOR THE DELIVERY OF VIDEO PROGRAMMING,” JAN. 14, 2002, PP. 11, 87; ECHOSTAR AND DIRECTV, JAN. 31, 2002

THE ECHOSTAR/HUGHES MERGER

•	Local Channels, All Americans
•	One Nation, One Rate Card
•	Eliminates the “Digital Divide”

TRUE COMPETITION FOR 107 MILLION HOUSEHOLDS

16 THE ECHOSTAR/HUGHES MERGER

SEC LEGEND

In connection with the proposed transactions, General Motors Corporation (“GM”), HEC Holdings, Inc. (“Hughes Holdings”) and EchoStar Communications Corporation (“EchoStar”) have filed amended preliminary materials with the Securities and Exchange Commission (“SEC”), including a Registration Statement of Hughes Holdings on Form S-4 that contains a consent solicitation statement/information statement/prospectus. These materials are not yet final and will be further amended. Holders of GM $1-2/3 and GM Class H common stock are urged to read the definitive versions of these materials, as well as any other relevant documents filed or that will be filed with the SEC, as they become available, because these documents contain or will contain important information. The preliminary materials, the definitive versions of these materials and other relevant materials (when they become available), and any other documents filed by GM, Hughes Electronics Corporation (“Hughes”), Hughes Holdings or EchoStar with the SEC may be obtained for free at the SEC’s website, www.sec.gov, and GM stockholders will receive information at an appropriate time on how to obtain transaction-related documents for free from GM.

GM and its directors and executive officers, Hughes and certain of its officers, and EchoStar and certain of its executive officers may be deemed to be participants in GM’s solicitation of consents from the holders of GM $1-2/3 common stock and GM Class H common stock in connection with the proposed transactions. Information regarding the participants and their interests in the solicitation was filed pursuant to Rule 425 with the SEC by EchoStar on November 1, 2001 and by each of GM and Hughes on November 16, 2001. Investors may obtain additional information regarding the interests of the participants by reading the amended preliminary consent solicitation statement/information statement/prospectus filed with the SEC and the definitive consent solicitation statement/information statement/prospectus when it becomes available.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Materials included in this document contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause our actual results to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. The factors that could cause actual results of GM, EchoStar, Hughes, or a combined EchoStar and Hughes, to differ materially, many of which are beyond the control of EchoStar, Hughes, Hughes Holdings or GM include, but are not limited to, the following: (1) the businesses of EchoStar and Hughes may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected benefits and synergies from the combination may not be realized within the expected time frame or at all; (3) revenues following the transaction may be lower than expected; (4) operating costs, customer loss and business disruption including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the transaction; (5) generating the incremental growth in the subscriber base of the combined company may be more costly or difficult than expected; (6) the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; (7) the effects of legislative and regulatory changes; (8) an inability to obtain certain retransmission consents; (9) an inability to retain necessary authorizations from the FCC; (10) an increase in competition from cable as a result of digital cable or otherwise, direct broadcast satellite, other satellite system operators, and other providers of subscription television services; (11) the introduction of new technologies and competitors into the subscription television business; (12) changes in labor, programming, equipment and capital costs; (13) future acquisitions, strategic partnership and divestitures; (14) general business and economic conditions; and (15) other risks described from time to time in periodic reports filed by EchoStar, Hughes or GM with the Securities and Exchange Commission. You are urged to consider statements that include the words “may,” “will,” “would,” “could,” “should,” “believes,” “estimates,” “projects,” “potential,” “expects,” “plans,” “anticipates,” “intends,” “continues,” “forecast,” “designed,” “goal,” or the negative of those words or other comparable words to be uncertain and forward-looking. This cautionary statement applies to all forward-looking statements included in this document.

17 THE ECHOSTAR/HUGHES MERGER

* * * *

THE ECHOSTAR/HUGHES MERGER

LOCAL CHANNELS AND COMPETITIVE BROADBAND
FOR ALL CONSUMERS IN MASSACHUSETTS

JULY 2002

THE BENEFITS OF THE ECHOSTAR/HUGHES MERGER

February 26, 2002

EchoStar Communications Corporation, Hughes Electronics and General Motors believe that consumers will reap tremendous benefits from the merger of EchoStar and HUGHES. The companies’ two services, DISH Network and DIRECTV®, today each transmit a total of MORE THAN 500 IDENTICAL CHANNELS. Consumers will benefit from the massive increase in Direct Broadcast Satellite (DBS) satellite capacity that will result from the elimination of this DUPLICATIVE PROGRAMMING. Indeed, as a direct result of the completion of this merger, consumers across the continental United States, Alaska and Hawaii will have access to local broadcast channels with digital-quality television picture and CD-quality sound IN EVERY ONE OF THE 210 TELEVISION MARKETS NATIONWIDE AND SPECIFICALLY ALL 4 MARKETS IN MASSACHUSETTS.

Subsequent to the announcement of the merger agreement on October 28, 2001, a series of pre-merger transition meetings between DISH Network and DIRECTV engineers have been held to analyze the technical feasibility of a “Local Channels, All Americans” plan by which the merged company could offer every U.S. consumer access to satellite-delivered local television signals. After an exhaustive examination of each company’s spectrum and satellite assets, the engineers determined that this plan could become a reality. In a satellite application filed yesterday with the Federal Communications Commission, EchoStar and HUGHES detailed a TECHNICALLY AND COMMERCIALLY FEASIBLE PLAN to build, launch and operate spot-beam spacecraft that will serve all 210 Designated Market Areas (“DMAs”) in the United States, including full compliance with must carry requirements.

New set-top boxes and satellite dishes will be deployed that will be capable of receiving satellite signals from multiple orbital positions. The new receiving equipment will be made available FREE OF CHARGE to all existing DIRECTV and DISH Network subscribers who may need it in order to receive their local channels.

...CONTINUED

2 THE ECHOSTAR/HUGHES MERGER

...CONTINUED

Consumers across the country will pay the same price for services delivered by the merged DBS service, i.e., ONE NATION, ONE RATE CARD, regardless of a subscriber’s location. Implementation of the plan will begin immediately upon regulatory approval of the merger, and the rollout can be completed as soon as 24 months thereafter.

The merged company also will establish itself as a source of meaningful satellite-based broadband competition to cable modem and DSL offerings, fulfilling the mission to provide affordable high-speed Internet access to all of America, including the most rural areas of the country. The “digital divide” in the United States is real: some 40 million households in the United States do not have access to high-speed Internet and data services, in large part due to the high cost of wiring homes for these services in less densely populated areas.

Combined, EchoStar and HUGHES will create a more robust satellite platform that will liberate these digital “have nots” by serving every household in the nation, including every household in Massachusetts, and will have the subscriber base and financial means to move current Ku-band satellite broadband offerings from their status as expensive “niche” services to a more competitive price point for consumers, and then ensure that next-generation Ka-band satellite broadband service becomes a reality for consumers everywhere in the United States.

The combined EchoStar-HUGHES will achieve a new level of vigorous competition to incumbent cable operators, and will not have anticompetitive effects in any market. As this booklet illustrates, the benefits from this merger will allow all consumers in Massachusetts to receive their full complement of local channels and national entertainment networks, as well as provide a new source of meaningful satellite-based broadband competition.

# # #

3 THE ECHOSTAR/HUGHES MERGER

CABLE FRANCHISE AREAS

MASSACHUSETTS

•	Despite the rapid growth of DBS since 1994, cable television clearly remains the dominant provider of multi-channel pay TV services across Massachusetts.

•	About 1.9 million of the 2.3 million TV households in Massachusetts subscribe to a cable service, which equates to about 81% of all Massachusetts households.

4	THE ECHOSTAR/HUGHES MERGER	SOURCE: SKYRESEARCH, FEB. 2002

HOUSEHOLDS WITH ACCESS TO DBS WITH LOCAL CHANNELS

MASSACHUSETTS

•	In Massachusetts, only those DBS TV households within the Boston and Providence et al television markets have a fully competitive multi-channel alternative to cable — WITH local channels.

•	Competitive alternatives to cable did not seriously take form until the launch of DIRECTV® in 1994, later joined by DISH Network in 1996.

•	DBS offered more channels and superior picture and sound quality compared to cable, with one notable exception: consumers were not able to receive their local channels via satellite.

•	In 1999, Congress changed the law, allowing satellite carriers to offer local channels. Only at this point did DBS become a viable competitive alternative to cable, at least in the two markets in Massachusetts in which DIRECTV and DISH Network began delivering local channels.

5	THE ECHOSTAR/HUGHES MERGER	SOURCE:	NIELSEN MEDIA RESEARCH, SEPT. 2001; SKYRESEARCH, FEB. 2002; ECHOSTAR AND DIRECTV, JAN. 31, 2002

HOUSEHOLDS WITH NO COMPETITIVE ALTERNATIVE TODAY

MASSACHUSETTS

•	As shown by this map, Massachusetts TV households outside the Boston and Providence et al television markets do not have a true competitive alternative to cable.

•	Customers who live in markets in which DBS does not provide local channels are forced to either pay additional subscription fees for a basic cable service to receive their local channels, or install an off-air roof-top antenna — and hope for good reception.

•	Neither DIRECTV nor DISH Network have sufficient spectrum, alone, to provide all local channels as well as the national pay cable networks to viewers in every one of the 4 local channel markets in Massachusetts.

6	THE ECHOSTAR/HUGHES MERGER	SOURCE:	NIELSEN MEDIA RESEARCH, SEPT. 2001; SKYRESEARCH, FEB. 2002; ECHOSTAR AND DIRECTV, JAN. 31, 2002

TV HOUSEHOLDS WITH COMPETITIVE ALTERNATIVE AFTER MERGER

MASSACHUSETTS

•	DIRECTV and DISH Network engineering teams have developed a system that is TECHNOLOGICALLY FEASIBLE and ECONOMICALLY VIABLE for the merged company to deliver full local broadcast service, in all 210 U.S. television markets, including full compliance with federal must carry provisions.

•	The merger of DIRECTV and DISH Network will enable a fully competitive cable alternative — DBS service with local channels — in EVERY television market across the country, including all 4 markets in Massachusetts.

7	THE ECHOSTAR/HUGHES MERGER	SOURCE:	NIELSEN MEDIA RESEARCH, SEPT. 2001; ECHOSTAR, HUGHES, FEB. 2002

WITHOUT MERGER: INEFFICIENT SPECTRUM USE

•	The merger will end the inefficient use of spectrum by eliminating the need for each company to transmit more than 500 channels of duplicative programming.

•	The merger will combine each company’s spectrum and advanced satellite assets, making the plan technically achievable.

•	The merger will combine the companies’ subscriber bases, making service to smaller markets commercially feasible.

8	THE ECHOSTAR/HUGHES MERGER	SOURCE: ECHOSTAR, HUGHES, FEB. 2002

WITH MERGER: SPECTRUM EFFICIENCIES ACHIEVED

MASSACHUSETTS

•	Implementation could begin immediately following merger approval, and the rollout can be completed as soon as 24 months later, allowing delivery of local channels to all 2.3 million TV households in Massachusetts.

9	THE ECHOSTAR/HUGHES MERGER	SOURCE:	NIELSEN MEDIA RESEARCH, SEPT. 2001; ECHOSTAR, HUGHES, FEB. 2002

NATIONAL PRICING

•	Consumers across the country will pay the same price for their DBS subscription services, regardless of where they reside. We are one nation, and we will offer one rate card.

•	For example: a resident of Milwaukee will pay the same fee for his or her local channel package as a customer in Cedarville, Ohio; a resident of Burlington, Vermont, will pay the same price for HBO as a customer in Salt Lake City; and a resident of Mountlake Terrace, Washington, will pay the same price for a basic 125-channel programming package as a customer in New York City.

10	THE ECHOSTAR/HUGHES MERGER	SOURCE: ECHOSTAR, HUGHES, FEB. 2002

BROADBAND: THE DIGITAL “HAVE NOTS”

MASSACHUSETTS

•	Another benefit of the EchoStar and HUGHES merger comes in the form of competitively priced high-speed Internet access, and the end of the so-called “digital divide” that exists in the “wired” world today

•	This map clearly shows the areas where households do not have access to DSL or cable modem service — the digital “have nots”.

•	The primary reason for this is simply the expense of rolling out “wired” technologies, such as DSL and cable modem service, to millions of homes, particularly to those beyond the boundaries of urban and suburban markets.

•	Both EchoStar and HUGHES believe many of the “have nots” would be interested in fairly-priced, bundled video and high-speed data services.

11	THE ECHOSTAR/HUGHES MERGER	SOURCE:	THE BUXTON COMPANY, “BROADBAND DEPLOYMENT,” JAN. 2002

MERGER BRIDGES THE BROADBAND “DIGITAL DIVIDE”

MASSACHUSETTS

•	The merger will bridge the digital divide in Massachusetts by providing consumers in every community with a competitively priced high-speed “broadband solution” available to them regardless of their location.

•	The efficiencies gained from the merged company’s combined customer base will enable a high-speed Internet service to be offered that is not only price-competitive with existing providers in urban settings, but also a tremendous benefit for rural customers for whom DSL and cable modem service are unlikely to be available for years to come, if ever.

•	The merger will provide the technical and economic infrastructure to convert every household in Massachusetts and the country to a digital “have.”

12	THE ECHOSTAR/HUGHES MERGER	SOURCE:	THE BUXTON COMPANY, “BROADBAND DEPLOYMENT,” JAN. 2002

ONE NATION, ONE DISH

•	Bringing all local channels and broadband service to all consumers’ homes is not a simple endeavor. However, the DIRECTV and DISH Network engineering teams have designed a system that enables the receipt of local channels, other entertainment services AND high-speed Internet access using one consumer-friendly mini-dish.

•	An 18 x 22-inch dish will enable the receipt of signals from the merged company’s three orbital slots.

•	New equipment will process signals from existing spacecraft as well as advanced satellites the merged company will launch to deliver the remaining local broadcast channels and high-speed Internet services to consumers in all states.

•	Equipment will be provided to existing DBS customers AT NO CHARGE — including free service call and installation — to receive their new local channels.

13 THE ECHOSTAR/HUGHES MERGER	SOURCE: ECHOSTAR, HUGHES, FEB. 2002

CABLE INDUSTRY REMAINS DOMINANT MULTI-CHANNEL VIDEO PROVIDER

•	Eight years after the introduction of DBS services, 78% of multi-channel video subscribers still receive their programming from a franchised cable operator.

•	Cable operators’ market dominance has been strengthened by their upgrades to digital video and cable modem services.

•	The cable industry’s market dominance is further evidenced by its continual price increases to consumers: 37% on average since 1996.

•	The spectrum constraints which exist today will forever keep a separate DIRECTV and DISH Network at a competitive disadvantage to cable for those consumers who live in markets where local channels are not offered by DBS.

14	THE ECHOSTAR/HUGHES MERGER	SOURCE:	FCC EIGHTH ANNUAL REPORT, “ANNUAL ASSESSMENT OF THE STATUS OF COMPETITION IN THE MARKET FOR THE DELIVERY OF VIDEO PROGRAMMING,” JAN. 14, 2002, PP. 11, 87; ECHOSTAR AND DIRECTV, JAN. 31, 2002; “REPORT ON CABLE INDUSTRY PRICES,” FEDERAL COMMUNICATIONS COMMISSION, FEB. 14, 2001, P. 9, AND DEC. 15, 1997, P. 7

LOCAL CHANNELS AND BROADBAND FOR ALL AMERICANS

•	The merger of spectrum at the three orbital slots eliminates these disadvantages through the addition of an enhanced satellite infrastructure that will enable delivery of local channels in EVERY one of the 210 television markets across the country.

•	The merger of EchoStar and HUGHES ensures that prices for video AND data services will be the same throughout the country, whether the market is rural or urban/suburban: “one nation, one rate card.”

•	The merged company will bridge the “digital divide” by moving satellite high-speed Internet access from its current high-priced niche to being price-competitive with existing providers — a tremendous benefit for rural customers where DSL and cable modem service are unlikely to be available for years to come.

•	The EchoStar and HUGHES merger merits broad scale support for the clear and definitive benefits it will bring the residents of Massachusetts and all Americans.

15 THE ECHOSTAR/HUGHES MERGER	FCC EIGHTH ANNUAL REPORT, “ANNUAL ASSESSMENT OF THE STATUS OF COMPETITION IN THE MARKET FOR THE DELIVERY OF VIDEO PROGRAMMING,” JAN. 14, 2002, PP. 11, 87; ECHOSTAR AND DIRECTV, JAN. 31, 2002

THE ECHOSTAR/HUGHES MERGER

•	Local Channels, All Americans
•	One Nation, One Rate Card
•	Eliminates the “Digital Divide”

TRUE COMPETITION FOR 107 MILLION HOUSEHOLDS

16 THE ECHOSTAR/HUGHES MERGER

SEC LEGEND

In connection with the proposed transactions, General Motors Corporation (“GM”), HEC Holdings, Inc. (“Hughes Holdings”) and EchoStar Communications Corporation (“EchoStar”) have filed amended preliminary materials with the Securities and Exchange Commission (“SEC”), including a Registration Statement of Hughes Holdings on Form S-4 that contains a consent solicitation statement/information statement/prospectus. These materials are not yet final and will be further amended. Holders of GM $1-2/3 and GM Class H common stock are urged to read the definitive versions of these materials, as well as any other relevant documents filed or that will be filed with the SEC, as they become available, because these documents contain or will contain important information. The preliminary materials, the definitive versions of these materials and other relevant materials (when they become available), and any other documents filed by GM, Hughes Electronics Corporation (“Hughes”), Hughes Holdings or EchoStar with the SEC may be obtained for free at the SEC’s website, www.sec.gov, and GM stockholders will receive information at an appropriate time on how to obtain transaction-related documents for free from GM.

GM and its directors and executive officers, Hughes and certain of its officers, and EchoStar and certain of its executive officers may be deemed to be participants in GM’s solicitation of consents from the holders of GM $1-2/3 common stock and GM Class H common stock in connection with the proposed transactions. Information regarding the participants and their interests in the solicitation was filed pursuant to Rule 425 with the SEC by EchoStar on November 1, 2001 and by each of GM and Hughes on November 16, 2001. Investors may obtain additional information regarding the interests of the participants by reading the amended preliminary consent solicitation statement/information statement/prospectus filed with the SEC and the definitive consent solicitation statement/information statement/prospectus when it becomes available.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Materials included in this document contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause our actual results to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. The factors that could cause actual results of GM, EchoStar, Hughes, or a combined EchoStar and Hughes, to differ materially, many of which are beyond the control of EchoStar, Hughes, Hughes Holdings or GM include, but are not limited to, the following: (1) the businesses of EchoStar and Hughes may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected benefits and synergies from the combination may not be realized within the expected time frame or at all; (3) revenues following the transaction may be lower than expected; (4) operating costs, customer loss and business disruption including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the transaction; (5) generating the incremental growth in the subscriber base of the combined company may be more costly or difficult than expected; (6) the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; (7) the effects of legislative and regulatory changes; (8) an inability to obtain certain retransmission consents; (9) an inability to retain necessary authorizations from the FCC; (10) an increase in competition from cable as a result of digital cable or otherwise, direct broadcast satellite, other satellite system operators, and other providers of subscription television services; (11) the introduction of new technologies and competitors into the subscription television business; (12) changes in labor, programming, equipment and capital costs; (13) future acquisitions, strategic partnership and divestitures; (14) general business and economic conditions; and (15) other risks described from time to time in periodic reports filed by EchoStar, Hughes or GM with the Securities and Exchange Commission. You are urged to consider statements that include the words “may,” “will,” “would,” “could,” “should,” “believes,” “estimates,” “projects,” “potential,” “expects,” “plans,” “anticipates,” “intends,” “continues,” “forecast,” “designed,” “goal,” or the negative of those words or other comparable words to be uncertain and forward-looking. This cautionary statement applies to all forward-looking statements included in this document.

17 THE ECHOSTAR/HUGHES MERGER

* * * *

THE ECHOSTAR/HUGHES MERGER

LOCAL CHANNELS AND COMPETITIVE BROADBAND
FOR ALL CONSUMERS IN NEVADA

JULY 2002

THE BENEFITS OF THE ECHOSTAR/HUGHES MERGER

February 26, 2002

EchoStar Communications Corporation, Hughes Electronics and General Motors believe that consumers will reap tremendous benefits from the merger of EchoStar and HUGHES. The companies’ two services, DISH Network and DIRECTV®, today each transmit a total of MORE THAN 500 IDENTICAL CHANNELS. Consumers will benefit from the massive increase in Direct Broadcast Satellite (DBS) satellite capacity that will result from the elimination of this DUPLICATIVE PROGRAMMING. Indeed, as a direct result of the completion of this merger, consumers across the continental United States, Alaska and Hawaii will have access to local broadcast channels with digital-quality television picture and CD-quality sound IN EVERY ONE OF THE 210 TELEVISION MARKETS NATIONWIDE AND SPECIFICALLY ALL 3 MARKETS IN NEVADA.

Subsequent to the announcement of the merger agreement on October 28, 2001, a series of pre-merger transition meetings between DISH Network and DIRECTV engineers have been held to analyze the technical feasibility of a “Local Channels, All Americans” plan by which the merged company could offer every U.S. consumer access to satellite-delivered local television signals. After an exhaustive examination of each company’s spectrum and satellite assets, the engineers determined that this plan could become a reality. In a satellite application filed yesterday with the Federal Communications Commission, EchoStar and HUGHES detailed a TECHNICALLY AND COMMERCIALLY FEASIBLE PLAN to build, launch and operate spot-beam spacecraft that will serve all 210 Designated Market Areas (“DMAs”) in the United States, including full compliance with must carry requirements.

New set-top boxes and satellite dishes will be deployed that will be capable of receiving satellite signals from multiple orbital positions. The new receiving equipment will be made available FREE OF CHARGE to all existing DIRECTV and DISH Network subscribers who may need it in order to receive their local channels.

CONTINUED...

2 THE ECHOSTAR/HUGHES MERGER

...CONTINUED

Consumers across the country will pay the same price for services delivered by the merged DBS service, i.e., ONE NATION, ONE RATE CARD, regardless of a subscriber’s location. Implementation of the plan will begin immediately upon regulatory approval of the merger, and the rollout can be completed as soon as 24 months thereafter.

The merged company also will establish itself as a source of meaningful satellite-based broadband competition to cable modem and DSL offerings, fulfilling the mission to provide affordable high-speed Internet access to all of America, including the most rural areas of the country. The “digital divide” in the United States is real: some 40 million households in the United States do not have access to high-speed Internet and data services, in large part due to the high cost of wiring homes for these services in less densely populated areas.

Combined, EchoStar and HUGHES will create a more robust satellite platform that will liberate these digital “have nots” by serving every household in the nation, including every household in Nevada, and will have the subscriber base and financial means to move current Ku-band satellite broadband offerings from their status as expensive “niche” services to a more competitive price point for consumers, and then ensure that next-generation Ka-band satellite broadband service becomes a reality for consumers everywhere in the United States.

The combined EchoStar-HUGHES will achieve a new level of vigorous competition to incumbent cable operators, and will not have anticompetitive effects in any market. As this booklet illustrates, the benefits from this merger will allow all consumers in Nevada to receive their full complement of local channels and national entertainment networks, as well as provide a new source of meaningful satellite-based broadband competition.

# # #

3 THE ECHOSTAR/HUGHES MERGER

CABLE FRANCHISE AREAS

NEVADA

•	Despite the rapid growth of DBS since 1994, cable television clearly remains the dominant provider of multi-channel pay TV services across Nevada.

•	About .5 million of the .8 million TV households in Nevada subscribe to a cable service, which equates to about 70% of all Nevada households.

4	THE ECHOSTAR/HUGHES MERGER	SOURCE: SKYRESEARCH, FEB. 2002

HOUSEHOLDS WITH ACCESS TO DBS WITH LOCAL CHANNELS

NEVADA

•	In Nevada, only those DBS TV households within the Las Vegas and Salt Lake City television markets have a fully competitive multi-channel alternative to cable — WITH local channels.

•	Competitive alternatives to cable did not seriously take form until the launch of DIRECTV® in 1994, later joined by DISH Network in 1996.

•	DBS offered more channels and superior picture and sound quality compared to cable, with one notable exception: consumers were not able to receive their local channels via satellite.

•	In 1999, Congress changed the law, allowing satellite carriers to offer local channels. Only at this point did DBS become a viable competitive alternative to cable, at least in the two markets in Nevada in which DIRECTV and DISH Network began delivering local channels.

5	THE ECHOSTAR/HUGHES MERGER	SOURCE:	NIELSEN MEDIA RESEARCH, SEPT. 2001; SKYRESEARCH, FEB. 2002; ECHOSTAR AND DIRECTV, JAN. 31, 2002

HOUSEHOLDS WITH NO COMPETITIVE ALTERNATIVE TODAY

NEVADA

•	As shown by this map, Nevada TV households outside the Las Vegas and Salt Lake City television markets do not have a true competitive alternative to cable.

•	Customers who live in markets in which DBS does not provide local channels are forced to either pay additional subscription fees for a basic cable service to receive their local channels, or install an off-air roof-top antenna — and hope for good reception.

•	Neither DIRECTV nor DISH Network have sufficient spectrum, alone, to provide all local channels as well as the national pay cable networks to viewers in every one of the 3 local channel markets in Nevada.

6	THE ECHOSTAR/HUGHES MERGER	SOURCE:	NIELSEN MEDIA RESEARCH, SEPT. 2001; SKYRESEARCH, FEB. 2002; ECHOSTAR AND DIRECTV, JAN. 31, 2002

TV HOUSEHOLDS WITH COMPETITIVE ALTERNATIVE AFTER MERGER

NEVADA

•	DIRECTV and DISH Network engineering teams have developed a system that is TECHNOLOGICALLY FEASIBLE and ECONOMICALLY VIABLE for the merged company to deliver full local broadcast service, in all 210 U.S. television markets, including full compliance with federal must carry provisions.

•	The merger of DIRECTV and DISH Network will enable a fully competitive cable alternative — DBS service with local channels — in EVERY television market across the country, including all 3 markets in Nevada.

7	THE ECHOSTAR/HUGHES MERGER	SOURCE:	NIELSEN MEDIA RESEARCH, SEPT. 2001; ECHOSTAR, HUGHES, FEB. 2002

WITHOUT MERGER: INEFFICIENT SPECTRUM USE

•	The merger will end the inefficient use of spectrum by eliminating the need for each company to transmit more than 500 channels of duplicative programming.

•	The merger will combine each company’s spectrum and advanced satellite assets, making the plan technically achievable.

•	The merger will combine the companies’ subscriber bases, making service to smaller markets commercially feasible.

8	THE ECHOSTAR/HUGHES MERGER	SOURCE: ECHOSTAR, HUGHES, FEB. 2002

WITH MERGER: SPECTRUM EFFICIENCIES ACHIEVED

NEVADA

•	Implementation could begin immediately following merger approval, and the rollout can be completed as soon as 24 months later, allowing delivery of local channels to all .8 million TV households in Nevada.

9	THE ECHOSTAR/HUGHES MERGER	SOURCE:	NIELSEN MEDIA RESEARCH, SEPT. 2001; ECHOSTAR, HUGHES, FEB. 2002

NATIONAL PRICING

•	Consumers across the country will pay the same price for their DBS subscription services, regardless of where they reside. We are one nation, and we will offer one rate card.

•	For example: a resident of Milwaukee will pay the same fee for his or her local channel package as a customer in Cedarville, Ohio; a resident of Burlington, Vermont, will pay the same price for HBO as a customer in Salt Lake City; and a resident of Mountlake Terrace, Washington, will pay the same price for a basic 125-channel programming package as a customer in New York City.

10	THE ECHOSTAR/HUGHES MERGER	SOURCE: ECHOSTAR, HUGHES, FEB. 2002

BROADBAND: THE DIGITAL “HAVE NOTS”

NEVADA

•	Another benefit of the EchoStar and HUGHES merger comes in the form of competitively priced high-speed Internet access, and the end of the so-called “digital divide” that exists in the “wired” world today.

•	This map clearly shows the areas where households do not have access to DSL or cable modem service — the digital “have nots”.

•	The primary reason for this is simply the expense of rolling out “wired” technologies, such as DSL and cable modem service, to millions of homes, particularly to those beyond the boundaries of urban and suburban markets.

•	Both EchoStar and HUGHES believe many of the “have nots” would be interested in fairly-priced, bundled video and high-speed data services.

11 THE ECHOSTAR/HUGHES MERGER	SOURCE:	THE BUXTON COMPANY, “BROADBAND DEPLOYMENT,” JAN. 2002

MERGER BRIDGES THE BROADBAND “DIGITAL DIVIDE”

NEVADA

•	The merger will bridge the digital divide in Nevada by providing consumers in every community with a competitively priced high-speed “broadband solution” available to them regardless of their location.

•	The efficiencies gained from the merged company’s combined customer base will enable a high-speed Internet service to be offered that is not only price-competitive with existing providers in urban settings, but also a tremendous benefit for rural customers for whom DSL and cable modem service are unlikely to be available for years to come, if ever.

•	The merger will provide the technical and economic infrastructure to convert every household in Nevada and the country to a digital “have.”

12 THE ECHOSTAR/HUGHES MERGER	SOURCE:	THE BUXTON COMPANY, “BROADBAND DEPLOYMENT,” JAN. 2002

ONE NATION, ONE DISH

•	Bringing all local channels and broadband service to all consumers’ homes is not a simple endeavor. However, the DIRECTV and DISH Network engineering teams have designed a system that enables the receipt of local channels, other entertainment services AND high-speed Internet access using one consumer-friendly mini-dish.

•	An 18 x 22-inch dish will enable the receipt of signals from the merged company’s three orbital slots.

•	New equipment will process signals from existing spacecraft as well as advanced satellites the merged company will launch to deliver the remaining local broadcast channels and high-speed Internet services to consumers in all states.

•	Equipment will be provided to existing DBS customers AT NO CHARGE — including free service call and installation — to receive their new local channels.

13 THE ECHOSTAR/HUGHES MERGER	SOURCE:	ECHOSTAR, HUGHES, FEB. 2002

CABLE INDUSTRY REMAINS DOMINANT MULTI-CHANNEL VIDEO PROVIDER

•	Eight years after the introduction of DBS services, 78% of multi-channel video subscribers still receive their programming from a franchised cable operator.

•	Cable operators’ market dominance has been strengthened by their upgrades to digital video and cable modem services.

•	The cable industry’s market dominance is further evidenced by its continual price increases to consumers: 37% on average since 1996.

•	The spectrum constraints which exist today will forever keep a separate DIRECTV and DISH Network at a competitive disadvantage to cable for those consumers who live in markets where local channels are not offered by DBS.

14	THE ECHOSTAR/HUGHES MERGER	SOURCE:	FCC EIGHTH ANNUAL REPORT, “ANNUAL ASSESSMENT OF THE STATUS OF COMPETITION IN THE MARKET FOR THE DELIVERY OF VIDEO PROGRAMMING,” JAN. 14, 2002, PP. 11, 87; ECHOSTAR AND DIRECTV, JAN. 31, 2002; “REPORT ON CABLE INDUSTRY PRICES,” FEDERAL COMMUNICATIONS COMMISSION, FEB. 14, 2001, P. 9, AND DEC. 15, 1997, P. 7

LOCAL CHANNELS AND BROADBAND FOR ALL AMERICANS

•	The merger of spectrum at the three orbital slots eliminates these disadvantages through the addition of an enhanced satellite infrastructure that will enable delivery of local channels in EVERY one of the 210 television markets across the country.

•	The merger of EchoStar and HUGHES ensures that prices for video AND data services will be the same throughout the country, whether the market is rural or urban/suburban: “one nation, one rate card.”

•	The merged company will bridge the “digital divide” by moving satellite high-speed Internet access from its current high-priced niche to being price-competitive with existing providers — a tremendous benefit for rural customers where DSL and cable modem service are unlikely to be available for years to come.

•	The EchoStar and HUGHES merger merits broad scale support for the clear and definitive benefits it will bring the residents of Connecticut and all Americans.

15 THE ECHOSTAR/HUGHES MERGER	FCC EIGHTH ANNUAL REPORT, “ANNUAL ASSESSMENT OF THE STATUS OF COMPETITION IN THE MARKET FOR THE DELIVERY OF VIDEO PROGRAMMING,” JAN. 14, 2002, PP. 11, 87; ECHOSTAR AND DIRECTV, JAN. 31, 2002

THE ECHOSTAR/HUGHES MERGER

•	Local Channels, All Americans
•	One Nation, One Rate Card
•	Eliminates the “Digital Divide”

TRUE COMPETITION FOR 107 MILLION HOUSEHOLDS

16 THE ECHOSTAR/HUGHES MERGER

SEC LEGEND

In connection with the proposed transactions, General Motors Corporation (“GM”), HEC Holdings, Inc. (“Hughes Holdings”) and EchoStar Communications Corporation (“EchoStar”) have filed amended preliminary materials with the Securities and Exchange Commission (“SEC”), including a Registration Statement of Hughes Holdings on Form S-4 that contains a consent solicitation statement/information statement/prospectus. These materials are not yet final and will be further amended. Holders of GM $1-2/3 and GM Class H common stock are urged to read the definitive versions of these materials, as well as any other relevant documents filed or that will be filed with the SEC, as they become available, because these documents contain or will contain important information. The preliminary materials, the definitive versions of these materials and other relevant materials (when they become available), and any other documents filed by GM, Hughes Electronics Corporation (“Hughes”), Hughes Holdings or EchoStar with the SEC may be obtained for free at the SEC’s website, www.sec.gov, and GM stockholders will receive information at an appropriate time on how to obtain transaction-related documents for free from GM.

GM and its directors and executive officers, Hughes and certain of its officers, and EchoStar and certain of its executive officers may be deemed to be participants in GM’s solicitation of consents from the holders of GM $1-2/3 common stock and GM Class H common stock in connection with the proposed transactions. Information regarding the participants and their interests in the solicitation was filed pursuant to Rule 425 with the SEC by EchoStar on November 1, 2001 and by each of GM and Hughes on November 16, 2001. Investors may obtain additional information regarding the interests of the participants by reading the amended preliminary consent solicitation statement/information statement/prospectus filed with the SEC and the definitive consent solicitation statement/information statement/prospectus when it becomes available.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Materials included in this document contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause our actual results to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. The factors that could cause actual results of GM, EchoStar, Hughes, or a combined EchoStar and Hughes, to differ materially, many of which are beyond the control of EchoStar, Hughes, Hughes Holdings or GM include, but are not limited to, the following: (1) the businesses of EchoStar and Hughes may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected benefits and synergies from the combination may not be realized within the expected time frame or at all; (3) revenues following the transaction may be lower than expected; (4) operating costs, customer loss and business disruption including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the transaction; (5) generating the incremental growth in the subscriber base of the combined company may be more costly or difficult than expected; (6) the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; (7) the effects of legislative and regulatory changes; (8) an inability to obtain certain retransmission consents; (9) an inability to retain necessary authorizations from the FCC; (10) an increase in competition from cable as a result of digital cable or otherwise, direct broadcast satellite, other satellite system operators, and other providers of subscription television services; (11) the introduction of new technologies and competitors into the subscription television business; (12) changes in labor, programming, equipment and capital costs; (13) future acquisitions, strategic partnership and divestitures; (14) general business and economic conditions; and (15) other risks described from time to time in periodic reports filed by EchoStar, Hughes or GM with the Securities and Exchange Commission. You are urged to consider statements that include the words “may,” “will,” “would,” “could,” “should,” “believes,” “estimates,” “projects,” “potential,” “expects,” “plans,” “anticipates,” “intends,” “continues,” “forecast,” “designed,” “goal,” or the negative of those words or other comparable words to be uncertain and forward-looking. This cautionary statement applies to all forward-looking statements included in this document.

17 THE ECHOSTAR/HUGHES MERGER

****

THE ECHOSTAR/HUGHES MERGER

LOCAL CHANNELS AND COMPETITIVE BROADBAND
FOR ALL CONSUMERS IN OKLAHOMA

JULY 2002

THE BENEFITS OF THE ECHOSTAR/HUGHES MERGER

February 26, 2002

EchoStar Communications Corporation, Hughes Electronics and General Motors believe that consumers will reap tremendous benefits from the merger of EchoStar and HUGHES. The companies’ two services, DISH Network and DIRECTV®, today each transmit a total of MORE THAN 500 IDENTICAL CHANNELS. Consumers will benefit from the massive increase in Direct Broadcast Satellite (DBS) satellite capacity that will result from the elimination of this DUPLICATIVE PROGRAMMING. Indeed, as a direct result of the completion of this merger, consumers across the continental United States, Alaska and Hawaii will have access to local broadcast channels with digital-quality television picture and CD-quality sound IN EVERY ONE OF THE 210 TELEVISION MARKETS NATIONWIDE AND SPECIFICALLY ALL 8 MARKETS IN OKLAHOMA.

Subsequent to the announcement of the merger agreement on October 28, 2001, a series of pre-merger transition meetings between DISH Network and DIRECTV engineers have been held to analyze the technical feasibility of a “Local Channels, All Americans” plan by which the merged company could offer every U.S. consumer access to satellite-delivered local television signals. After an exhaustive examination of each company’s spectrum and satellite assets, the engineers determined that this plan could become a reality. In a satellite application filed yesterday with the Federal Communications Commission, EchoStar and HUGHES detailed a TECHNICALLY AND COMMERCIALLY FEASIBLE PLAN to build, launch and operate spot-beam spacecraft that will serve all 210 Designated Market Areas (“DMAs”) in the United States, including full compliance with must carry requirements.

New set-top boxes and satellite dishes will be deployed that will be capable of receiving satellite signals from multiple orbital positions. The new receiving equipment will be made available FREE OF CHARGE to all existing DIRECTV and DISH Network subscribers who may need it in order to receive their local channels.

     ...CONTINUED

2 THE ECHOSTAR/HUGHES MERGER

....CONTINUED

Consumers across the country will pay the same price for services delivered by the merged DBS service, i.e., ONE NATION, ONE RATE card, regardless of a subscriber’s location. Implementation of the plan will begin immediately upon regulatory approval of the merger, and the rollout can be completed as soon as 24 months thereafter.

The merged company also will establish itself as a source of meaningful satellite-based broadband competition to cable modem and DSL offerings, fulfilling the mission to provide affordable high-speed Internet access to all of America, including the most rural areas of the country. The “digital divide” in the United States is real: some 40 million households in the United States do not have access to high-speed Internet and data services, in large part due to the high cost of wiring homes for these services in less densely populated areas.

Combined, EchoStar and HUGHES will create a more robust satellite platform that will liberate these digital “have nots” by serving every household in the nation, including every household in Oklahoma, and will have the subscriber base and financial means to move current Ku-band satellite broadband offerings from their status as expensive “niche” services to a more competitive price point for consumers, and then ensure that next-generation Ka-band satellite broadband service becomes a reality for consumers everywhere in the United States.

The combined EchoStar-HUGHES will achieve a new level of vigorous competition to incumbent cable operators, and will not have anticompetitive effects in any market. As this booklet illustrates, the benefits from this merger will allow all consumers in Oklahoma to receive their full complement of local channels and national entertainment networks, as well as provide a new source of meaningful satellite-based broadband competition.

# # #

3 THE ECHOSTAR/HUGHES MERGER

CABLE FRANCHISE AREAS

OKLAHOMA

•	Despite the rapid growth of DBS since 1994, cable television clearly remains the dominant provider of multi-channel pay TV services across Oklahoma.

•	About .8 million of the 1.3 million TV households in Oklahoma subscribe to a cable service, which equates to about 61% of all Oklahoma households.

4 THE ECHOSTAR/HUGHES MERGER	SOURCE: SKYRESEARCH, FEB. 2002

HOUSEHOLDS WITH ACCESS TO DBS WITH LOCAL CHANNELS

OKLAHOMA

•	In Oklahoma, only those DBS TV households within the Oklahoma City television market have a fully competitive multi-channel alternative to cable — WITH local channels.

•	Competitive alternatives to cable did not seriously take form until the launch of DIRECTV® in 1994, later joined by DISH Network in 1996.

•	DBS offered more channels and superior picture and sound quality compared to cable, with one notable exception: consumers were not able to receive their local channels via satellite.

•	In 1999, Congress changed the law, allowing satellite carriers to offer local channels. Only at this point did DBS become a viable competitive alternative to cable, at least in the one market in Oklahoma in which DIRECTV and DISH Network began delivering local channels.

5 THE ECHOSTAR/HUGHES MERGER	SOURCE:	SKYRESEARCH, FEB. 2002; NIELSEN MEDIA RESEARCH, SEPT. 2001; ECHOSTAR AND DIRECTV, JAN. 31, 2002

HOUSEHOLDS WITH NO COMPETITIVE ALTERNATIVE TODAY

OKLAHOMA

•	As shown by this map, Oklahoma TV households outside the Oklahoma City television market do not have a true competitive alternative to cable.

•	Customers who live in markets in which DBS does not provide local channels are forced to either pay additional subscription fees for a basic cable service to receive their local channels, or install an off-air roof-top antenna — and hope for good reception.

•	Neither DIRECTV nor DISH Network have sufficient spectrum, alone, to provide all local channels as well as the national pay cable networks to viewers in every one of the 8 local channel markets in Oklahoma.

6 THE ECHOSTAR/HUGHES MERGER	SOURCE:	NIELSEN MEDIA RESEARCH, SEPT. 2001; SKYRESEARCH, FEB. 2002; ECHOSTAR AND DIRECTV, JAN. 31, 2002

TV HOUSEHOLDS WITH COMPETITIVE ALTERNATIVE AFTER MERGER

OKLAHOMA

•	DIRECTV and DISH Network engineering teams have developed a system that is TECHNOLOGICALLY FEASIBLE and ECONOMICALLY VIABLE for the merged company to deliver full local broadcast service, in all 210 U.S. television markets, including full compliance with federal must carry provisions.

•	The merger of DIRECTV and DISH Network will enable a fully competitive cable alternative — DBS service with local channels — in EVERY television market across the country, including all 8 markets in Oklahoma.

7 THE ECHOSTAR/HUGHES MERGER	SOURCE:	NIELSEN MEDIA RESEARCH, SEPT. 2001; ECHOSTAR, HUGHES, FEB. 2002

WITHOUT MERGER: INEFFICIENT SPECTRUM USE

•	The merger will end the inefficient use of spectrum by eliminating the need for each company to transmit more than 500 channels of duplicative programming.

•	The merger will combine each company’s spectrum and advanced satellite assets, making the plan technically achievable.

•	The merger will combine the companies’ subscriber bases, making service to smaller markets commercially feasible.

8 THE ECHOSTAR/HUGHES MERGER	SOURCE: ECHOSTAR, HUGHES, FEB. 2002

WITH MERGER: SPECTRUM EFFICIENCIES ACHIEVED

OKLAHOMA

•	Implementation could begin immediately following merger approval, and the rollout can be completed as soon as 24 months later, allowing delivery of local channels to all 1.3 million TV households in Oklahoma.

9 THE ECHOSTAR/HUGHES MERGER	SOURCE:	NIELSEN MEDIA RESEARCH, SEPT. 2001; ECHOSTAR, HUGHES, FEB. 2002

NATIONAL PRICING

•	Consumers across the country will pay the same price for their DBS subscription services, regardless of where they reside. We are one nation, and we will offer one rate card.
•	For example: a resident of Milwaukee will pay the same fee for his or her local channel package as a customer in Cedarville, Ohio; a resident of Burlington, Vermont, will pay the same price for HBO as a customer in Salt Lake City; and a resident of Mountlake Terrace, Washington, will pay the same price for a basic 125-channel programming package as a customer in New York City.

10 THE ECHOSTAR/HUGHES MERGER	SOURCE: ECHOSTAR, HUGHES, FEB. 2002

BROADBAND: THE DIGITAL “HAVE NOTS”

OKLAHOMA

•	Another benefit of the EchoStar and HUGHES merger comes in the form of competitively priced high-speed Internet access, and the end of the so-called “digital divide” that exists in the “wired” world today.

•	This map clearly shows the areas where households do not have access to DSL or cable modem service — the digital “have nots”.

•	The primary reason for this is simply the expense of rolling out “wired” technologies, such as DSL and cable modem service, to millions of homes, particularly to those beyond the boundaries of urban and suburban markets.

•	Both EchoStar and HUGHES believe many of the “have nots” would be interested in fairly-priced, bundled video and high-speed data services.

11 THE ECHOSTAR/HUGHES MERGER	SOURCE:	THE BUXTON COMPANY, “BROADBAND DEPLOYMENT,” JAN. 2002

MERGER BRIDGES THE BROADBAND “DIGITAL DIVIDE”

OKLAHOMA

•	The merger will bridge the digital divide in Oklahoma by providing consumers in every community with a competitively priced high-speed “broadband solution” available to them regardless of their location.

•	The efficiencies gained from the merged company’s combined customer base will enable a high-speed Internet service to be offered that is not only price-competitive with existing providers in urban settings, but also a tremendous benefit for rural customers for whom DSL and cable modem service are unlikely to be available for years to come, if ever.

•	The merger will provide the technical and economic infrastructure to convert every household in Oklahoma and the country to a digital “have.”

12 THE ECHOSTAR/HUGHES MERGER	SOURCE:	THE BUXTON COMPANY, “BROADBAND DEPLOYMENT,” JAN. 2002

ONE NATION, ONE DISH

•	Bringing all local channels and broadband service to all consumers’ homes is not a simple endeavor. However, the DIRECTV and DISH Network engineering teams have designed a system that enables the receipt of local channels, other entertainment services AND high-speed Internet access using one consumer-friendly mini-dish.

•	An 18 x 22-inch dish will enable the receipt of signals from the merged company’s three orbital slots.

•	New equipment will process signals from existing spacecraft as well as advanced satellites the merged company will launch to deliver the remaining local broadcast channels and high-speed Internet services to consumers in all states.

•	Equipment will be provided to existing DBS customers AT NO CHARGE — including free service call and installation — to receive their new local channels.

13 THE ECHOSTAR/HUGHES MERGER	SOURCE:	ECHOSTAR, HUGHES, FEB. 2002

CABLE INDUSTRY REMAINS DOMINANT MULTI-CHANNEL VIDEO PROVIDER

•	Eight years after the introduction of DBS services, 78% of multi-channel video subscribers still receive their programming from a franchised cable operator.

•	Cable operators’ market dominance has been strengthened by their upgrades to digital video and cable modem services.

•	The cable industry’s market dominance is further evidenced by its continual price increases to consumers: 37% on average since 1996.

•	The spectrum constraints which exist today will forever keep a separate DIRECTV and DISH Network at a competitive disadvantage to cable for those consumers who live in markets where local channels are not offered by DBS.

14 THE ECHOSTAR/HUGHES MERGER	SOURCE:	FCC EIGHTH ANNUAL REPORT, “ANNUAL
ASSESSMENT OF THE STATUS OF COMPETITION IN
THE MARKET FOR THE DELIVERY OF VIDEO
PROGRAMMING,” JAN. 14, 2002, PP. 11, 87; ECHOSTAR
AND DIRECTV, JAN. 31, 2002; “REPORT ON CABLE
INDUSTRY PRICES,” FEDERAL COMMUNICATIONS
COMMISSION, FEB. 14, 2001, P. 9, AND DEC. 15, 1997,
P. 7

LOCAL CHANNELS AND BROADBAND FOR ALL AMERICANS

•     The merger of spectrum at the three orbital slots eliminates these disadvantages through the addition of an enhanced satellite infrastructure that will enable delivery of local channels in EVERY one of the 210 television markets across the country.

•     The merger of EchoStar and HUGHES ensures that prices for video AND data services will be the same throughout the country, whether the market is rural or urban/suburban: “one nation, one rate card.”

•     The merged company will bridge the “digital divide” by moving satellite high-speed Internet access from its current high-priced niche to being price-competitive with existing providers — a tremendous benefit for rural customers where DSL and cable modem service are unlikely to be available for years to come.

•     The EchoStar and HUGHES merger merits broad scale support for the clear and definitive benefits it will bring the residents of Oklahoma and all Americans.

15 THE ECHOSTAR/HUGHES MERGER	FCC EIGHTH ANNUAL REPORT, “ANNUAL ASSESSMENT OF THE STATUS OF COMPETITION IN THE MARKET FOR THE DELIVERY OF VIDEO PROGRAMMING,” JAN. 14, 2002, PP. 11, 87; ECHOSTAR AND DIRECTV, JAN. 31, 2002

THE ECHOSTAR/HUGHES MERGER

•	Local Channels, All Americans

•	One Nation, One Rate Card

•	Eliminates the “Digital Divide”

TRUE COMPETITION FOR 107 MILLION HOUSEHOLDS

16 THE ECHOSTAR/HUGHES MERGER

SEC LEGEND

In connection with the proposed transactions, General Motors Corporation (“GM”), HEC Holdings, Inc. (“Hughes Holdings”) and EchoStar Communications Corporation (“EchoStar”) have filed amended preliminary materials with the Securities and Exchange Commission (“SEC”), including a Registration Statement of Hughes Holdings on Form S-4 that contains a consent solicitation statement/information statement/prospectus. These materials are not yet final and will be further amended. Holders of GM $1-2/3 and GM Class H common stock are urged to read the definitive versions of these materials, as well as any other relevant documents filed or that will be filed with the SEC, as they become available, because these documents contain or will contain important information. The preliminary materials, the definitive versions of these materials and other relevant materials (when they become available), and any other documents filed by GM, Hughes Electronics Corporation (“Hughes”), Hughes Holdings or EchoStar with the SEC may be obtained for free at the SEC’s website, www.sec.gov, and GM stockholders will receive information at an appropriate time on how to obtain transaction-related documents for free from GM.

GM and its directors and executive officers, Hughes and certain of its officers, and EchoStar and certain of its executive officers may be deemed to be participants in GM’s solicitation of consents from the holders of GM $1-2/3 common stock and GM Class H common stock in connection with the proposed transactions. Information regarding the participants and their interests in the solicitation was filed pursuant to Rule 425 with the SEC by EchoStar on November 1, 2001 and by each of GM and Hughes on November 16, 2001. Investors may obtain additional information regarding the interests of the participants by reading the amended preliminary consent solicitation statement/information statement/prospectus filed with the SEC and the definitive consent solicitation statement/information statement/prospectus when it becomes available.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Materials included in this document contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause our actual results to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. The factors that could cause actual results of GM, EchoStar, Hughes, or a combined EchoStar and Hughes, to differ materially, many of which are beyond the control of EchoStar, Hughes, Hughes Holdings or GM include, but are not limited to, the following: (1) the businesses of EchoStar and Hughes may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected benefits and synergies from the combination may not be realized within the expected time frame or at all; (3) revenues following the transaction may be lower than expected; (4) operating costs, customer loss and business disruption including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the transaction; (5) generating the incremental growth in the subscriber base of the combined company may be more costly or difficult than expected; (6) the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; (7) the effects of legislative and regulatory changes; (8) an inability to obtain certain retransmission consents; (9) an inability to retain necessary authorizations from the FCC; (10) an increase in competition from cable as a result of digital cable or otherwise, direct broadcast satellite, other satellite system operators, and other providers of subscription television services; (11) the introduction of new technologies and competitors into the subscription television business; (12) changes in labor, programming, equipment and capital costs; (13) future acquisitions, strategic partnership and divestitures; (14) general business and economic conditions; and (15) other risks described from time to time in periodic reports filed by EchoStar, Hughes or GM with the Securities and Exchange Commission. You are urged to consider statements that include the words “may,” “will,” “would,” “could,” “should,” “believes,” “estimates,” “projects,” “potential,” “expects,” “plans,” “anticipates,” “intends,” “continues,” “forecast,” “designed,” “goal,” or the negative of those words or other comparable words to be uncertain and forward-looking. This cautionary statement applies to all forward-looking statements included in this document.

17 THE ECHOSTAR/HUGHES MERGER

****

THE ECHOSTAR/HUGHES MERGER

LOCAL CHANNELS AND COMPETITIVE BROADBAND
FOR ALL CONSUMERS IN RHODE ISLAND

JULY 2002

THE BENEFITS OF THE ECHOSTAR/HUGHES MERGER

February 26, 2002

EchoStar Communications Corporation, Hughes Electronics and General Motors believe that consumers will reap tremendous benefits from the merger of EchoStar and HUGHES. The companies’ two services, DISH Network and DIRECTV®, today each transmit a total of MORE THAN 500 IDENTICAL CHANNELS. Consumers will benefit from the massive increase in Direct Broadcast Satellite (DBS) satellite capacity that will result from the elimination of this DUPLICATIVE PROGRAMMING. Indeed, as a direct result of the completion of this merger, consumers across the continental United States, Alaska and Hawaii will have access to local broadcast channels with digital-quality television picture and CD-quality sound IN EVERY ONE OF THE 210 TELEVISION MARKETS NATIONWIDE.

Subsequent to the announcement of the merger agreement on October 28, 2001, a series of pre-merger transition meetings between DISH Network and DIRECTV engineers have been held to analyze the technical feasibility of a “Local Channels, All Americans” plan by which the merged company could offer every U.S. consumer access to satellite-delivered local television signals. After an exhaustive examination of each company’s spectrum and satellite assets, the engineers determined that this plan could become a reality. In a satellite application filed yesterday with the Federal Communications Commission, EchoStar and HUGHES detailed a TECHNICALLY AND COMMERCIALLY FEASIBLE PLAN to build, launch and operate spot-beam spacecraft that will serve all 210 Designated Market Areas (“DMAs”) in the United States, including full compliance with must carry requirements.

New set-top boxes and satellite dishes will be deployed that will be capable of receiving satellite signals from multiple orbital positions. The new receiving equipment will be made available FREE OF CHARGE to all existing DIRECTV and DISH Network subscribers who may need it in order to receive their local channels.

CONTINUED...

2 THE ECHOSTAR/HUGHES MERGER

....CONTINUED

Consumers across the country will pay the same price for services delivered by the merged DBS service, i.e., ONE NATION, ONE RATE CARD, regardless of a subscriber’s location. Implementation of the plan will begin immediately upon regulatory approval of the merger, and the rollout can be completed as soon as 24 months thereafter.

The merged company also will establish itself as a source of meaningful satellite-based broadband competition to cable modem and DSL offerings, fulfilling the mission to provide affordable high-speed Internet access to all of America, including the most rural areas of the country. The “digital divide” in the United States is real: some 40 million households in the United States do not have access to high-speed Internet and data services, in large part due to the high cost of wiring homes for these services in less densely populated areas.

Combined, EchoStar and HUGHES will create a more robust satellite platform that will liberate these digital “have nots” by serving every household in the nation, including every household in Rhode Island, and will have the subscriber base and financial means to move current Ku-band satellite broadband offerings from their status as expensive “niche” services to a more competitive price point for consumers, and then ensure that next-generation Ka-band satellite broadband service becomes a reality for consumers everywhere in the United States.

The combined EchoStar-HUGHES will achieve a new level of vigorous competition to incumbent cable operators, and will not have anticompetitive effects in any market. As this booklet illustrates, the benefits from this merger will allow all consumers in Rhode Island to receive their full complement of local channels and national entertainment networks, as well as provide a new source of meaningful satellite-based broadband competition.

# # #

3 THE ECHOSTAR/HUGHES MERGER

CABLE FRANCHISE AREAS

RHODE ISLAND

•	Despite the rapid growth of DBS since 1994, cable television clearly remains the dominant provider of multi-channel pay TV services across Rhode Island.

•	About .3 million of the .4 million TV households in Rhode Island subscribe to a cable service, which equates to about 76% of all Rhode Island households.

4 THE ECHOSTAR/HUGHES MERGER	SOURCE:	SKYRESEARCH, FEB. 2002

HOUSEHOLDS WITH ACCESS TO DBS WITH LOCAL CHANNELS

•	Unlike most states in the U.S., Rhode Island has a competitive multi-channel alternative to cable — WITH local channels.

•	Competitive alternatives to cable did not seriously take form until the launch of DIRECTV® in 1994, later joined by DISH Network in 1996.

•	DBS offered more channels and superior picture and sound quality compared to cable, with one notable exception: consumers were not able to receive their local channels via satellite.

•	In 1999, Congress changed the law, allowing satellite carriers to offer local channels. Only at this point did DBS become a viable competitive alternative to cable, at least in Rhode Island where DIRECTV and DISH Network began delivering local channels.

5 THE ECHOSTAR/HUGHES MERGER	SOURCE:	SKYRESEARCH, FEB. 2002; NIELSEN MEDIA RESEARCH,
SEPT. 2001; ECHOSTAR AND DIRECTV, JAN. 31, 2002

HOUSEHOLDS WITH NO COMPETITIVE ALTERNATIVE TODAY

•	But Rhode Island is one of the few lucky states. 38 million TV households are not served with local channels by DBS. Residents in these markets do not have a true competitive alternative to cable.

•	Customers who live in markets in which DBS does not provide local channels are forced to either pay additional subscription fees for a basic cable service to receive their local channels, or install an off-air roof-top antenna — and hope for good reception.

•	Neither DIRECTV nor DISH Network have sufficient spectrum, alone, to provide all local channels as well as the national pay cable networks to viewers in every one of the country’s 210 local channel markets.

6 THE ECHOSTAR/HUGHES MERGER	SOURCE:	NIELSEN MEDIA RESEARCH, SEPT. 2001; SKYRESEARCH,
FEB. 2002; ECHOSTAR AND DIRECTV, JAN. 31, 2002

TV HOUSEHOLDS WITH COMPETITIVE ALTERNATIVE AFTER MERGER

•	DIRECTV and DISH Network engineering teams have developed a system that is technologically feasible and economically viable for the merged company to deliver full local broadcast service, in all 210 television markets, including full compliance with federal must carry provisions.

•	The merger of DIRECTV and DISH Network will enable a fully competitive cable alternative — DBS service with local channels — in EVERY television market in the country, including Alaska and Hawaii.

7 THE ECHOSTAR/HUGHES MERGER	SOURCE:	NIELSEN MEDIA RESEARCH, SEPT. 2001; ECHOSTAR, HUGHES, FEB. 2002

WITHOUT MERGER: INEFFICIENT SPECTRUM USE

•	The merger will end the inefficient use of spectrum by eliminating the need for each company to transmit more than 500 channels of duplicative programming.

•	The merger will combine each company’s spectrum and advanced satellite assets, making the plan technically achievable.

•	The merger will combine the companies’ subscriber bases, making service to smaller markets commercially feasible.

8 THE ECHOSTAR/HUGHES MERGER	SOURCE:	ECHOSTAR, HUGHES, FEB. 2002

WITH MERGER: SPECTRUM EFFICIENCIES ACHIEVED

•	Implementation could begin immediately following merger approval and the rollout can be completed as soon as 24 months later, allowing delivery of local channels to all Americans.

9 THE ECHOSTAR/HUGHES MERGER	SOURCE:	ECHOSTAR, HUGHES, FEB. 2002

NATIONAL PRICING

•	Consumers across the country will pay the same price for their DBS subscription services, regardless of where they reside. We are one nation, and we will offer one rate card.

•	For example: a resident of Milwaukee will pay the same fee for his or her local channel package as a customer in Cedarville, Ohio; a resident of Burlington, Vermont, will pay the same price for HBO as a customer in Salt Lake City; and a resident of Mountlake Terrace, Washington, will pay the same price for a basic 125-channel programming package as a customer in New York City.

10 THE ECHOSTAR/HUGHES MERGER	SOURCE:	ECHOSTAR, HUGHES, FEB. 2002

BROADBAND: THE DIGITAL “HAVE NOTS”

RHODE ISLAND

•	Another benefit of the EchoStar and HUGHES merger comes in the form of competitively priced high-speed Internet access, and the end of the so-called “digital divide” that exists in the “wired” world today.

•	This map clearly shows the areas where households do not have access to DSL or cable modem service — the digital “have nots”.

•	The primary reason for this is simply the expense of rolling out “wired” technologies, such as DSL and cable modem service, to millions of homes, particularly to those beyond the boundaries of urban and suburban markets.

•	Both EchoStar and HUGHES believe many of the “have nots” would be interested in fairly-priced, bundled video and high-speed data services.

11 THE ECHOSTAR/HUGHES MERGER	SOURCE:	THE BUXTON COMPANY, “BROADBAND DEPLOYMENT,” JAN. 2002

MERGER BRIDGES THE BROADBAND “DIGITAL DIVIDE”

RHODE ISLAND

•	The merger will bridge the digital divide in Rhode Island by providing consumers in every community with a competitively priced high-speed “broadband solution” available to them regardless of their location.

•	The efficiencies gained from the merged company’s combined customer base will enable a high-speed Internet service to be offered that is not only price-competitive with existing providers in urban settings, but also a tremendous benefit for rural customers for whom DSL and cable modem service are unlikely to be available for years to come, if ever.

•	The merger will provide the technical and economic infrastructure to convert every household in Rhode Island and the country to a digital “have.”

12 THE ECHOSTAR/HUGHES MERGER	SOURCE:	THE BUXTON COMPANY, “BROADBAND DEPLOYMENT,” JAN. 2002

ONE NATION, ONE DISH

•	Bringing all local channels and broadband service to all consumers’ homes is not a simple endeavor. However, the DIRECTV and DISH Network engineering teams have designed a system that enables the receipt of local channels, other entertainment services AND high-speed Internet access using one consumer-friendly mini-dish.

•	An 18 x 22-inch dish will enable the receipt of signals from the merged company’s three orbital slots.

•	New equipment will process signals from existing spacecraft as well as advanced satellites the merged company will launch to deliver the remaining local broadcast channels and high-speed Internet services to consumers in all states.

•	Equipment will be provided to existing DBS customers AT NO CHARGE — including free service call and installation — to receive their new local channels.

13 THE ECHOSTAR/HUGHES MERGER	SOURCE:	ECHOSTAR, HUGHES, FEB. 2002

CABLE INDUSTRY REMAINS DOMINANT MULTI-CHANNEL VIDEO PROVIDER

•	Eight years after the introduction of DBS services, 78% of multi-channel video subscribers still receive their programming from a franchised cable operator.

•	Cable operators’ market dominance has been strengthened by their upgrades to digital video and cable modem services.

•	The cable industry’s market dominance is further evidenced by its continual price increases to consumers: 37% on average since 1996.

•	The spectrum constraints which exist today will forever keep a separate DIRECTV and DISH Network at a competitive disadvantage to cable for those consumers who live in markets where local channels are not offered by DBS.

14 THE ECHOSTAR/HUGHES MERGER	SOURCE:	FCC EIGHTH ANNUAL REPORT, “ANNUAL ASSESSMENT
OF THE STATUS OF COMPETITION IN THE MARKET FOR
THE DELIVERY OF VIDEO PROGRAMMING,” JAN.
14, 2002, PP. 11, 87; ECHOSTAR AND DIRECTV, JAN.
31, 2002; “REPORT ON CABLE INDUSTRY PRICES,” FEDERAL
COMMUNICATIONS COMMISSION, FEB. 14, 2001, P. 9, AND DEC.
15, 1997, P. 7

LOCAL CHANNELS AND BROADBAND FOR ALL AMERICANS

•	The merger of spectrum at the three orbital slots eliminates these disadvantages through the addition of an enhanced satellite infrastructure that will enable delivery of local channels in EVERY one of the 210 television markets across the country.

•	The merger of EchoStar and HUGHES ensures that prices for video AND data services will be the same throughout the country, whether the market is rural or urban/suburban: “one nation, one rate card.”

•	The merged company will bridge the “digital divide” by moving satellite high-speed Internet access from its current high-priced niche to being price-competitive with existing providers — a tremendous benefit for rural customers where DSL and cable modem service are unlikely to be available for years to come.

•	The EchoStar and HUGHES merger merits broad scale support for the clear and definitive benefits it will bring the residents of Connecticut and all Americans.

15 THE ECHOSTAR/HUGHES MERGER	FCC EIGHTH ANNUAL REPORT, “ANNUAL ASSESSMENT
OF THE STATUS OF COMPETITION IN THE MARKET
FOR THE DELIVERY OF VIDEO PROGRAMMING,” JAN.
14, 2002, PP. 11, 87; ECHOSTAR AND DIRECTV,
JAN. 31, 2002

THE ECHOSTAR/HUGHES MERGER

•	Local Channels, All Americans
•	One Nation, One Rate Card
•	Eliminates the “Digital Divide"

TRUE COMPETITION FOR 107 MILLION HOUSEHOLDS

16 THE ECHOSTAR/HUGHES MERGER

SEC LEGEND

In connection with the proposed transactions, General Motors Corporation (“GM”), HEC Holdings, Inc. (“Hughes Holdings”) and EchoStar Communications Corporation (“EchoStar”) have filed amended preliminary materials with the Securities and Exchange Commission (“SEC”), including a Registration Statement of Hughes Holdings on Form S-4 that contains a consent solicitation statement/information statement/prospectus. These materials are not yet final and will be further amended. Holders of GM $1-2/3 and GM Class H common stock are urged to read the definitive versions of these materials, as well as any other relevant documents filed or that will be filed with the SEC, as they become available, because these documents contain or will contain important information. The preliminary materials, the definitive versions of these materials and other relevant materials (when they become available), and any other documents filed by GM, Hughes Electronics Corporation (“Hughes”), Hughes Holdings or EchoStar with the SEC may be obtained for free at the SEC’s website, www.sec.gov, and GM stockholders will receive information at an appropriate time on how to obtain transaction-related documents for free from GM.

GM and its directors and executive officers, Hughes and certain of its officers, and EchoStar and certain of its executive officers may be deemed to be participants in GM’s solicitation of consents from the holders of GM $1-2/3 common stock and GM Class H common stock in connection with the proposed transactions. Information regarding the participants and their interests in the solicitation was filed pursuant to Rule 425 with the SEC by EchoStar on November 1, 2001 and by each of GM and Hughes on November 16, 2001. Investors may obtain additional information regarding the interests of the participants by reading the amended preliminary consent solicitation statement/information statement/prospectus filed with the SEC and the definitive consent solicitation statement/information statement/prospectus when it becomes available.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Materials included in this document contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause our actual results to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. The factors that could cause actual results of GM, EchoStar, Hughes, or a combined EchoStar and Hughes, to differ materially, many of which are beyond the control of EchoStar, Hughes, Hughes Holdings or GM include, but are not limited to, the following: (1) the businesses of EchoStar and Hughes may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected benefits and synergies from the combination may not be realized within the expected time frame or at all; (3) revenues following the transaction may be lower than expected; (4) operating costs, customer loss and business disruption including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the transaction; (5) generating the incremental growth in the subscriber base of the combined company may be more costly or difficult than expected; (6) the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; (7) the effects of legislative and regulatory changes; (8) an inability to obtain certain retransmission consents; (9) an inability to retain necessary authorizations from the FCC; (10) an increase in competition from cable as a result of digital cable or otherwise, direct broadcast satellite, other satellite system operators, and other providers of subscription television services; (11) the introduction of new technologies and competitors into the subscription television business; (12) changes in labor, programming, equipment and capital costs; (13) future acquisitions, strategic partnership and divestitures; (14) general business and economic conditions; and (15) other risks described from time to time in periodic reports filed by EchoStar, Hughes or GM with the Securities and Exchange Commission. You are urged to consider statements that include the words “may,” “will,” “would,” “could,” “should,” “believes,” “estimates,” “projects,” “potential,” “expects,” “plans,” “anticipates,” “intends,” “continues,” “forecast,” “designed,” “goal,” or the negative of those words or other comparable words to be uncertain and forward-looking. This cautionary statement applies to all forward-looking statements included in this document.

17 THE ECHOSTAR/HUGHES MERGER

****

[The 44 state specific booklets not provided here were previously filed on Form 425 on March 4, 2002.]

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* * * *

EchoStar — HUGHES
Merger Benefits

SUPPORTERS

[LOGOS OF DIRECTV AND DISH NETWORK]

Below is a partial list of supporters. Click on the links below to see what they have to say about the proposed merger between EchoStar and HUGHES.

[Letters from supporters were previously filed on Form 425 on March 4, 2002 and July 12, 2002.]

Neither EchoStar Communications Corporation, (“EchoStar”), General Motors Corporation (“GM”), HEC Holdings, Inc. (“Hughes Holdings”) nor Hughes Electronics Corporation (“Hughes”) prepared these statements and neither EchoStar, GM, Hughes Holdings nor Hughes has verified the accuracy of any particular statement made in these letters.

* * * *

EchoStar — HUGHES
Merger Benefits

CONTACTS

[LOGOS OF DIRECTV AND DISH NETWORK]

Contact Information

Government Relations:	EchoStar Communications
Karen Watson
202-293-0981
Karen.Watson@echostar.com

DIRECTV
Merrill Spiegel
202-624-2200
msspiegel@directv.com

Media Relations:	EchoStar Communications
Marc Lumpkin
303-723-2020
marc.lumpkin@echostar.com

HUGHES Electronics
George Jamison
310-662-9986
George.Jamison@hughes.com

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